UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom First three quarters 2007  1

Deutsche Telekom First three quarters 2007  2

Deutsche Telekom at a glance.

At a glance

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Net revenue	15,693	15,480	1.4	46,721	45,452	2.8	61,347
Domestic	7,609	8,386	(9.3)	23,026	24,733	(6.9)	32,460
International	8,084	7,094	14.0	23,695	20,719	14.4	28,887
EBIT (profit from operations)	1,911	1,989	(3.9)	5,749	6,392	(10.1)	5,287
Special factors affecting EBIT[a]	(438)	(358)	(22.3)	(666)	(518)	(28.6)	(3,156)
Adjusted EBIT[a]	2,349	2,347	0.1	6,415	6,910	(7.2)	8,443
Adjusted EBIT margin[a] (%)	15.0	15.2		13.7	15.2		13.8
Profit (loss) from financial activities[b]	(699)	(701)	0.3	(2,230)	(2,003)	(11.3)	(2,683)
Profit before income taxes[b]	1,212	1,288	(5.9)	3,519	4,389	(19.8)	2,604
Depreciation, amortization and impairment losses	(3,009)	(2,752)	(9.3)	(8,527)	(7,986)	(6.8)	(11,034)
EBITDA[c]	4,920	4,741	3.8	14,276	14,378	(0.7)	16,321
Special factors affecting EBITDA[a,c]	(212)	(358)	40.8	(440)	(508)	13.4	(3,113)
Adjusted EBITDA[a,c]	5,132	5,099	0.6	14,716	14,886	(1.1)	19,434
Adjusted EBITDA margin[a,c] (%)	32.7	32.9		31.5	32.8		31.7
Net profit[b]	259	1,955	(86.8)	1,326	4,063	(67.4)	3,165
Special factors[a]	(799)	965	n.a.	(869)	1,037	n.a.	(685)
Adjusted net profit[a,b]	1,058	990	6.9	2,195	3,026	(27.5)	3,850
Earnings per share/ADS[b,d], basic/diluted (€)	0.06	0.45	(86.7)	0.31	0.94	(67.0)	0.74
Cash capex[e]	(1,686)	(1,950)	13.5	(5,293)	(5,919)	10.6	(11,806)
Net cash from operating activities[f]	5,137	3,563	44.2	10,352	9,258	11.8	14,222
Free cash flow (before dividend payments)[g]	3,566	1,667	n.a.	5,837	3,829	52.4	2,983
Equity ratio[b,h] (%)	—	—		38.2	38.2		35.8
Net debt[i]	—	—		36,502	38,269	(4.6)	39,555

	Sept. 30, 2007	June 30, 2007	Change Sept. 30, 2007/ June 30, 2007%	Dec. 31, 2006	Change Sept. 30, 2007/ Dec. 31, 2006%	Sept. 30, 2006	Change Sept. 30, 2007/ Sept. 30, 2006%
Number of employees at balance sheet date
Deutsche Telekom Group	241,589	242,703	(0.5)	248,800	(2.9)	250,483	(3.6)
Non-civil servants	204,419	204,108	0.2	208,420	(1.9)	207,990	(1.7)
Civil servants	37,170	38,595	(3.7)	40,380	(7.9)	42,493	(12.5)
Number of fixed-network and mobile customers
Narrowband lines[j] (millions)	37.2	37.7	(1.3)	39.0	(4.6)	39.5	(5.8)
Broadband lines[k] (millions)	13.3	12.7	4.7	11.3	17.7	10.2	30.4
Mobile customers[l] (millions)	113.7	111.8	1.7	106.4	6.9	103.5	9.9

a	For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, the adjusted EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Prior-year figures have been adjusted due to adoption of IAS 19.93A.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.
d	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
f	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. The prior-year comparatives have been adjusted accordingly.
g	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. The prior-year comparatives shown have been adjusted accordingly. For calculation and more detailed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 76.

Deutsche Telekom First three quarters 2007  3

h	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
i	For detailed information, please refer to “Reconciliation of pro forma figures,” page 77.
j	Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
k	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U.
l	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area (including Virgin Mobile).

Deutsche Telekom First three quarters 2007  4

The business areas of the Deutsche Telekom Group.

Mobile Communications.

T-Mobile combines all mobile communications activities in the Group. T-Mobile International is one of the world’s leading mobile communications providers, with 113.7 million customers in Europe and the United States. All of T-Mobile’s national companies offer a comprehensive portfolio of mobile voice and data services, supplemented by corresponding hardware and terminal devices. They also sell services to resellers and companies that buy network services and market them independently to third parties (MVNOs). T-Mobile has underpinned its position as one of the mobile industry’s leading service providers with customer growth of 10.2 million customers compared with the prior-year quarter. Further developments focus on mobile broadband services with innovative voice and data solutions that give users the convenience they want together with a simplified rate structure.

	Q3 2007[a] millions of €	Q3 2006[a] millions of €
Total revenue	8,875	8,169
T-Mobile Deutschland	2,059	2,122
T-Mobile USA	3,562	3,425
T-Mobile UK	1,251	1,165
Adjusted EBITDA	2,938	2,682
T-Mobile Deutschland	777	893
T-Mobile USA	1,028	963
T-Mobile UK	365	326
Adjusted EBITDA margin (%)	33.1	32.8
Number of employees (average)	62,630	54,055
Mobile customers (millions)	113.7	103.5

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 25 et seq.

Broadband/Fixed Network.

In its Broadband/Fixed Network strategic business area, Deutsche Telekom offers consumers and small business customers state-of-the-art network infrastructure for traditional fixed-network services, broadband Internet access, and innovative multimedia services. This strategic business area’s customers also include national and international network operators, resellers, and the other strategic business areas of the Deutsche Telekom Group. With 13.3 million DSL lines at the end of the third quarter of 2007 compared with 10.2 million in the prior-year period, the strategic business area has consolidated its leading position in the broadband market. Overall, the number of broadband customers rose by 3.0 million compared with the prior-year quarter. Due to competition, the number of narrowband lines dropped to 37.2 million.

	Q3 2007[a] millions of €	Q3 2006[a] millions of €
Total revenue	5,626	6,167
Domestic	5,002	5,493
International	632	674
Adjusted EBITDA	1,968	2,233
Adjusted EBITDA margin (%)	35.0	36.2
Number of employees (average)	96,678	107,159
Broadband lines (millions)	13.3	10.2
Narrowband lines (millions)	37.2	39.5

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 29 et seq.

Deutsche Telekom First three quarters 2007  5

Business Customers.

The Business Customers strategic business area offers products and solutions along the entire information and communications technology value chain. Through its two business units T-Systems Enterprise Services and T-Systems Business Services, the strategic business area supports around 130 multinational corporations, as well as large public authorities and around 160,000 small, medium-sized, and large enterprises as business customers of the Deutsche Telekom Group. T-Systems recorded a further decrease in revenue in the third quarter of 2007 due to continuously growing price pressure.

	Q3 2007[a] millions of €	Q3 2006[a] millions of €
Total revenue	2,917	3,174
Enterprise Services	1,950	2,103
Business Services	967	1,071
Adjusted EBITDA	291	321
Adjusted EBITDA margin (%)	10.0	10.1
Number of employees (average)	56,499	58,113
New orders[b]	2,348	2,739

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 34 et seq.
b	Includes contracts with both internal and external customers.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The main elements of the Shared Services unit are Real Estate Services, DeTeFleetServices GmbH and Vivento. Since the beginning of 2007, Group Headquarters & Shared Services has also included the shared services and headquarters functions of Magyar Telekom.

	Q3 2007[a] millions of €	Q3 2006[a] millions of €
Total revenue	966	960
Adjusted EBITDA	(37)	(134)
Adjusted EBITDA margin (%)	(3.8)	(14.0)
Number of employees (average)	25,961	30,907
of which: Vivento[b] (at balance sheet date)	10,700	14,800

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 37 et seq.
b	Figures rounded.

Deutsche Telekom First three quarters 2007  6

Contents.

Deutsche Telekom First three quarters 2007  7

Developments in the Group.

•	Net revenue increased by EUR 1.3 billion, or 2.8 percent, year-on-year to EUR 46.7 billion in the first nine months of 2007.

•

International revenue increased by 14.4 percent from EUR 20.7 billion in the first nine months of 2006 to EUR 23.7 billion in the same period of 2007. Domestic revenue fell by 6.9 percent year-on-year from EUR 24.7 billion to EUR 23.0 billion.

•	Group EBITDA adjusted for special factors[1] declined by 1.1 percent from EUR 14.9 billion to EUR 14.7 billion. Group EBITDA decreased by 0.7 percent from EUR 14.4 billion to EUR 14.3 billion.

•

Adjusted EBITDA[1] of subsidiaries based in Germany decreased by 12.7 percent from EUR 9.2 billion to EUR 8.0 billion; adjusted EBITDA[1] of subsidiaries based outside Germany increased by 17.5 percent from EUR 5.7 billion to EUR 6.7 billion.

•

Net profit adjusted for special factors[1] was EUR 2.2 billion, compared with EUR 3.0 billion in the first nine months of 2006. Net profit for the period decreased year-on-year from EUR 4.1 billion to EUR 1.3 billion.

•	Free cash flow[2] before payment of dividends increased by 52.4 percent to EUR 5.8 billion compared with EUR 3.8 billion in the first nine months of 2006.

•	Net debt[3] decreased by EUR 3.1 billion compared with the end of 2006 from EUR 39.6 billion to EUR 36.5 billion.

•

The trends in the strategic business areas continued in the first nine months of 2007:

•	The number of mobile customers rose by 6.9 percent compared with the end of 2006 from 106.4 million to a total of 113.7 million.

•

The number of broadband lines rose by 2.0 million compared with the end of 2006, reaching a total of 13.3 million. The number of narrowband lines operated by the Broadband/Fixed Network strategic business area declined by 1.8 million to 37.2 million at September 30, 2007.

•	The order volume in the Business Customers strategic business area totaled EUR 9.2 billion in the first nine months of 2007 compared with EUR 9.7 billion in the prior-year period.

Deutsche Telekom First three quarters 2007  8

1	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
2	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted. For calculation and more detailed explanation of the changed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 76.
3	For detailed information, please refer to “Reconciliation of pro forma figures,” page 77.

Deutsche Telekom First three quarters 2007  9

T-Share price performance.

Performance of the T-Share Jan. 2 – Sept. 30, 2007

	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
Xetra closing prices (€)
Exchange price at the balance sheet date	13.78	12.54	13.84
High (during the preceding quarter)	13.96	12.70	13.95
Low (during the preceding quarter)	12.48	10.84	12.44

Weighting of the T-Share in major stock indexes
DAX 30 (%)	4.9	5.8	5.6
Dow Jones Europe STOXX Telecommunications© (%)	8.9	10.3	9.9
Market capitalization (billions of €)	60.1	55.4	60.4
Shares issued (millions)	4,361.20	4,361.09	4,361.12

Capital markets environment.

After the international stock exchanges recorded solid growth in the first half of 2007 and several indexes hit historic highs at the beginning of July 2007, a massive global correction began in the middle of July. This was triggered by the problems on the U.S. subprime mortgage market that had been looming for some time. The consequences were not limited to the United States; it soon emerged that international banks were also affected. In mid-August 2007, the Nikkei recorded a weekly loss of 8.9 percent, for example – its largest since April 2000. Sentiment was also depressed by oil prices, which reached up to USD 78 per barrel. The situation on the European stock exchanges also deteriorated sharply due to the U.S. subprime crisis. The U.S. Federal Reserve supported the stock exchanges in mid-September 2007 by reducing the federal funds rate by 50 basis points. The market appeared to be settling slightly at the end of the third quarter of 2007, amid continued volatile trading.

Development of international indexes.

Despite the turbulence on the international financial markets, most key international stock exchange indexes closed the third quarter of 2007 with slight increases. The DAX has increased by 17.7 percent since the beginning of the year, while the Dow Jones Euro STOXX 50 was up 9.2 percent in the same period. The Dow Jones grew by 11.4 percent on a nine-month basis, and the Nasdaq technology exchange by 11.5 percent. The weakness in the banking sector was particularly evident in London, with the FTSE 100 up only 2.5 percent since the beginning of the year. In Japan, the already comparatively slender gains from the first half of 2007 melted away in the third quarter, leaving the Nikkei index down 3.3 percent since the beginning of the year.

Deutsche Telekom First three quarters 2007  10

T-Share performance.

The telecommunications sector successfully resisted the downturn on the international stock exchanges in the third quarter of 2007. In the third quarter of 2007, the European telcommuncations sector profited from the results of major providers that were well received by the market. Several investment banks upgraded the sector in the reporting period. The sector index, Dow Jones Europe STOXX Telecommunications©, recorded a gain of 4.5 percent in the third quarter of 2007 and has risen by 9.2 percent since the beginning of the year. The Deutsche Telekom share underperformed the sector in the reporting period. Despite increasing by 0.7 percent in the third quarter of 2007, the Company’s share price fell by 1.1 percent on a nine-month basis amid continued quiet trading.

•

July: The upward trend on the stock exchanges came to an abrupt end in mid-July 2007 when the crisis on the mortgage bonds financial markets began. Deutsche Telekom was unable to escape the downturn on the stock exchanges and closed the month down 7.7 percent.

•	August: Boosted by the publication of positive half-year results on August 9, 2007, the Deutsche Telekom share recouped its loss from the previous month and increased by 7.9 percent for the month.

•	September: Amid consistently quiet trading, the T-Share was up 1 percent at the end of the month and closed the third quarter of 2007 at EUR 13.78.

Performance of the T-Share vs. the DAX and the Dow Jones Europe STOXX Telecommunications© indexes Jan. 2 – Sept. 30, 2007

Performance of the T-Share vs. European competitors Jan. 2 – Sept. 30, 2007

Deutsche Telekom First three quarters 2007  11

Corporate governance.

In the most recent Declaration of Conformity released on December 11, 2006 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 24, 2006, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to companies listed on the NYSE is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2006 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary of the differences between the German rules and those of the NYSE can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom First three quarters 2007  12

Interim Group management report.

Highlights.

Events in the third quarter of 2007.

Group

Acquisition of Orange Nederland.

•

Deutsche Telekom AG’s Group company T-Mobile Netherlands has concluded a contract with France Télécom for the acquisition of the Dutch telecommunications provider, Orange Nederland. The purchase price is approximately EUR 1.3 billion. The Works Council of Orange Nederland was informed and involved in the sale process as required by Dutch law. The European Commission has already approved the acquisition of Orange Nederland by Deutsche Telekom AG. The transaction was closed on October 1, 2007.

Agreement on the acquisition of SunCom Wireless.

•

Deutsche Telekom has concluded an agreement to take over the regional mobile communications carrier SunCom Wireless Holdings, Inc. through its wholly-owned subsidiary T-Mobile USA, Inc. Under the agreement, T-Mobile USA will acquire all of the shares in SunCom for a purchase price of USD 27.00 per share, and therefore a total purchase price of USD 1.6 billion – approx. EUR 1.2 billion. The total value of the transaction, including net debt of almost USD 0.8 billion, is USD 2.4 billion. The transaction, which is still subject to approval by governmental and regulatory authorities in the United States as well as SunCom’s shareholders, is expected to close in the first half of 2008. T-Mobile USA will be expanding its network in the southeastern United States and including Puerto Rico and the U.S. Virgin Islands, thereby expanding its footprint in the U.S. market.

Continuation of staff restructuring.

•

The Group is continuing to implement its staff restructuring program in Germany. Staff downsizing continues to be based on the utilization of existing staff-related measures. Some 23,000 employees have left the Group since the start of 2006 using socially considerate instruments, such as voluntary staff reduction programs, natural attrition and deconsolidation, with around 10,900 employees leaving in the first three quarters of 2007 alone. The staff restructuring, especially the sale of the Vivento business models, will be pushed ahead with.

4,000 trainees start their career at Deutsche Telekom.

•

Deutsche Telekom’s trainees started their first training year on September 1, 2007 in twelve different professions and study courses that combine theory with practice. The number of traineeships Deutsche Telekom would offer to young people in 2007 – 4,000 as in previous years – was already specified on March 16, 2007 as part of an agreement with the service industry trade union ver.di. A higher than average annual number of trainees (2.9 percent of the domestic workforce) has also been agreed for 2008 through 2010. Spread over three years, this adds up to a trainee ratio of almost 9 percent at Deutsche Telekom. With some 12,000 young people being under training each year, Deutsche Telekom Group is one of the largest providers of vocational training in Germany, sending an important signal to the labor market.

Deutsche Telekom First three quarters 2007  13

Deutsche Telekom achieves top sustainability ratings internationally.

•

Deutsche Telekom qualified for the Climate Disclosure Leadership Index as the world’s best telecommunications company. Deutsche Telekom achieved the top mark of AAA and 95 points, making it Germany’s best company and the world’s best telecommunications provider and putting it fourth in the overall ranking of all companies rated (http://www.cdproject.net/). Deutsche Telekom has now been represented on the Dow Jones Sustainability Index family for the ninth year running and recorded a clear improvement with 79 of a possible 100 points for 2007 compared with 73 points in 2006. The annual ratings assess companies in the Dow Jones World Index and the Dow Jones STOXX SM 600 Index on the basis of economic, environmental and social/societal criteria. Deutsche Telekom assumed the leading role and set the benchmarks in numerous areas.

Deutsche Telekom closed sale of T-Online Spain to France Télécom.

•

Deutsche Telekom AG reached an agreement with France Télécom España S.A. at the beginning of June 2007 for the sale of its Spanish Internet company T-Online Spain S.A.U. France Télécom España S.A. acquired all the shares of the Deutsche Telekom subsidiary that provided Internet services under the Ya.com brand in Spain. Spain’s antitrust authority approved the sale. The company was deconsolidated at the end of July 2007.

Deutsche Telekom launches new second brand.

•

In July 2007, Deutsche Telekom AG launched congstar, its second brand for wireless telephone and broadband services. The brand uses Deutsche Telekom’s networks as an independent company, which means it pays market prices for wholesale services provided by Deutsche Telekom AG like other market players. congstar’s business model is centered on the less assistance-intensive sale of products via the Internet and call centers. Low-cost basic offers for DSL and mobile communications can be flexibly enhanced with additional attractive options including different flat rates and DSL telephony. All products and calling plans can be combined, and can be cancelled at the end of the month with two weeks’ notice.

Mobile Communications

Exclusive distribution deal signed for marketing the iPhone.

•

T-Mobile is set to become the exclusive distributor of Apple’s revolutionary iPhone in Germany. The iPhone will be launched in Germany on November 9, 2007. It will be sold in conjunction with a T-Mobile contract in Deutsche Telekom shops and in the T-Mobile online shop. The iPhone combines three products in one – cell phone, iPod and Internet communications device. iPhone users in Germany will also have direct access to the very latest music offerings through the iTunes Wi-Fi Music Store.

T-Mobile USA honored again for customer care.

•

For the sixth time in succession, J.D. Power has honored T-Mobile USA as the wireless carrier with the best customer service. T-Mobile USA’s customer care score was significantly higher than that of any other wireless carrier. The six-monthly study conducted by the renowned U.S. market research institute is based on 10,500 interviews with contract customers.

Broadband/ Fixed Network

Computerbild test winner for customer service.

•

In September 2007, Deutsche Telekom received an overall “Good” rating for its hotline’s good availability and troubleshooting expertise as part of an extensive customer service test carried out by the German Computerbild magazine (19/2007 issue). Deutsche Telekom performed well during the 28-day test involving four test calls a day thanks to its free hotline number and well informed staff. In addition to availability, cost and time, the quality of information was the main criterion used for the overall rating.

Deutsche Telekom First three quarters 2007  14

Deutsche Telekom launches “fussball.de” mobile portal.

•

www.fussball.de is the official news and results service which the German soccer association, DFB, runs in cooperation with Deutsche Telekom. It is the only website to offer a complete listing of game schedules, results and tables of all 26,000 clubs affiliated with the DFB. Users have been able to view all game schedules via a cell phone or PDA since the end of August 2007. Mobile Enabling is the concept that allows web content to be programmed so it can be downloaded to handsets and PDAs, regardless of which device or wireless network the customer is using. The relevant data is generated from the existing Internet content and translated into standard mobile formats. Interactive Media CCSO GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, holds the exclusive rights to marketing advertising space.

Business Customers

Jet Aviation realizes further expansion plans with T-Systems.

•

T-Systems has taken over the operation of Jet Aviation’s SAP infrastructure in Europe, North and South America as well as the Middle and Far East. Jet Aviation is one of the world’s leading business aviation companies and is based in Switzerland. T-Systems will provide the required computing power for all SAP applications for a period of five years, making the company one of the largest providers in this sector worldwide. In addition, T-Systems is responsible for the central resource center that handles technical queries from SAP users at Jet Aviation.

alphyra Group outsources data centers and terminal operations to T-Systems.

•

The Irish-based alphyra Group is outsourcing the entire operation of its data center and terminals to T-Systems, including the operation of over 40,000 payment terminals in Germany. The contract includes complete network infrastructure and data center services as well as logistics services for the terminals. As part of this deal, for example, T-Systems will connect all the terminals owned by the alphyra business unit Top-Up to a data center via a uniform network platform. Mobile phone users can top up their credit using the networked payzone terminals.

One of the world’s largest MPLS networks rolled out.

•

As at September 30, 2007, some 800 credit cooperative institutions and agricultural credit cooperatives (Volks- und Raiffeisenbanken) in Germany and FIDUCIA IT AG, the largest IT service provider in the cooperative financial system, now have access to a high-availability, secure IP network infrastructure. With the new MPLS-based high-speed network in place, T-Systems now offers low-cost transmission of voice and data and the operation of service-oriented applications in a single network. Since July 2004, Deutsche Telekom’s business customer unit has been involved in migrating the network of the credit cooperative institutions and agricultural credit cooperatives to the MPLS platform and has helped develop the innovative, centralized VoIP solution for the institutions connected to the network.

Deutsche Telekom First three quarters 2007  15

Overall economic situation/ industry situation.

Global economic development

The strong global economic upswing continued in fall 2007, although turbulence on the financial markets caused by the U.S. real estate and financial crisis and the recent record-level oil prices and euro-dollar exchange rate increased the macroeconomic risks for the global economy.

Over the course of 2007, economic growth in industrialized countries recorded only a moderate increase in output. Economic expansion in the United States has been slowing for a year now, and growth rates have also weakened slightly in the eurozone and Japan. Important economic indicators, such as housing investment, capital expenditure on plant and equipment and private consumption, slipped in the United States, which suggests an increasing economic slowdown.

In September 2007, the U.S. Federal Reserve lowered its federal funds rate by 50 basis points against the background of turbulent financial markets and weaker economic indicators. At the beginning of the second half of 2007, investments and exports in the eurozone recorded only moderate growth. The appreciation of the euro also had a dampening effect. The German economy recorded robust growth. Private consumption gained new momentum and exports grew due to increased orders from outside Germany. The unemployment rate declined in September 2007 to 8.5 percent, the lowest in twelve years. Expansion in the emerging economies continued to pick up speed over the course of 2007. This was especially true for the Asian countries and in particular for China.

Risks

Turbulence on the financial markets caused by the real estate crisis in the United States resulted in the repricing of credit risks and a higher risk premium for assets. If the real estate crisis in the United States lasts longer than expected, negative effects on the global economy cannot be ruled out. The increasing number of private bankruptcies could not only put more pressure on real estate prices, but also lead to a significant decline in private consumption, willingness to invest and corporate profits. These recessionary signals from the U.S. economy would affect other economies, and rising oil prices and the all-time high euro-dollar exchange rate could strain the economies further. However, the past years have shown that the current pace of global growth can offset these recessionary risks.

Outlook

The Projektgruppe Gemeinschaftsdiagnose (joint report by a group of leading economic research institutes in Germany) forecasts a significant loss of momentum in the global economy in the coming months. The United States will experience a continued correction in the real estate market and a deceleration in private consumption. The strong euro will dampen economic growth in the eurozone, and expansion is also expected to slow in the United Kingdom and Japan.

Telecommunications market

A recent study by a leading industry association on the development of the telecommunications market in 2007 indicates a slight downturn in the market as a whole. Revenue from telecommunications services in Germany will amount to EUR 63.4 billion in 2007, which equates to a decline of 2.8 percent. Growth of call minutes in fixed network and mobile communications will not offset price erosion caused by competition. Approximately EUR 37 billion from the fixed-network market (a decrease of 3.6 percent year-on-year) and approximately EUR 26.4 billion from the mobile communications market (around 1.4 percent less than in the prior year) make up the segment’s total revenue of EUR 63.4 billion.

Regulation in Germany

On August 28, 2007, the Federal Network Agency (BNetzA) announced its initial partial decision on the IP bitstream access standard offer. As a result of this decision, Deutsche Telekom must offer bitstream access for SDSL lines and, starting April 1, 2008, stand-alone bitstream access. Deutsche Telekom submitted a corresponding standard offer on September 28, 2007. It is currently being assessed by the Federal Network Agency, which will probably reach a decision before the end of this year. An application for the pricing of IP bitstream access also has to be submitted.

Deutsche Telekom First three quarters 2007  16

EU regulation

The fundamental principles of sector-specific regulation of the European telecommunications markets are defined by the EU. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review).

The Commission’s proposals published to date concerning the 2006 Review show that it is no longer considering a reduction in sector-specific regulation and its transition into general competition law, but instead intends to introduce additional regulatory remedies and extend authority at the EU level. An initial draft of the revised directives is to be published in November 2007. Adoption to national law is unlikely before 2010.

Although the draft of the revised Markets Recommendation (which prescribes which telecommunications markets may potentially be subjected to sector-specific regulation) provides for a reduction in the number of regulated markets, it effectively no longer includes only those markets that are already largely unregulated in many European countries. On the other hand, the Commission is proposing to extend regulation to new fiber-optic subscriber-line networks. After adoption by the EU Commission, the Markets Recommendation is expected to come into force before the end of this year.

The Austrian regulatory authority decided in 2005 that interconnection charges should be lowered gradually from November 2005, leading to a standard charge of EUR 6.79 for all providers by January 1, 2009. This decision was reversed by the Austrian Administrative Court in two rulings of February 2007 and April 2007. As a result of this decision, there was no legal basis for the procedure followed to date, meaning that the regulatory authority had to develop a new regulation. The regulatory authority published a draft of the new regulations in September 2007 which proposes a sliding scale for reducing charges. Beginning on January 1, 2009 at the latest, the standard interconnection charge for all providers will be EUR 5.72. The regulatory authority published the relevant decisions on October 15, 2007 following a national public consultation and Europe-wide coordination.

Deutsche Telekom First three quarters 2007  17

Group strategy.

Deutsche Telekom is tackling the sustained market and competitive challenges with its four-pronged strategy:

•	Safeguard competitiveness in Germany and Eastern Europe.

•	Grow abroad with mobile communications.

•	Mobilize the Internet and the Web 2.0 trend.

•	Roll-out network-centric ICT.

Safeguarding competitiveness

Deutsche Telekom has reinforced its position in the German market. There was considerable customer growth in Deutsche Telekom’s domestic mobile communications business and its broadband business. With a net increase of around 0.6 million new mobile communications contract customers in the first three quarters of 2007, Deutsche Telekom recorded an increase of 39.4 percent year-on-year. At the same time, approximately 1.4 million net DSL retail lines were gained, compared with only just under 0.2 million net additions in the prior-year period. Deutsche Telekom has thus managed to improve its results in the mobile communications and broadband businesses in three quarters in succession and to stem the loss of customers in the fixed-network area. Approximately 497,000 fixed network lines were lost in the third quarter of this year.

A key milestone in safeguarding competitiveness was achieved by spinning off the call center, technical customer ser-vice and technical infrastructure units into three independent service companies. Their aim is to improve service through focused management of their areas of responsibility and improvement of the respective cost structure, coupled with a reduction in outsourcing thanks to additional internal staff resources. In addition, Deutsche Telekom is bolstering customer proximity by consistently expanding its sales interface. A total of 720 Telekom shops were in business at the end of the third quarter of 2007 and a total of 134 new Telekom shops have been opened in 2007. Another important measure comes in the shape of the radical simplification of the brand structure in the residential customer business. All the products and services from the Broadband/Fixed Network strategic business area are now marketed under the T-Home brand. Together with the T-Mobile brand, there is now a clear differentiation between the “at home” and “on the move” products. In the meantime, Deutsche Telekom has also become a more attractive proposition for younger, price-sensitive customer segments thanks to the introduction of the second brand congstar and a highly flexible product portfolio. Fixed-network substitution continues apace in the mobile communications segment: with the number of T-Mobile@home customers increasing to around 1.85 million.

Growing abroad with mobile communications

The mobile communications business outside Germany remains the main growth engine. T-Mobile USA recorded 2.7 million net additions in the first three quarters of 2007. Overall, T-Mobile added some 4.2 million customers in all its foreign subsidiaries, bringing the total number of customers outside Germany to 79.2 million.

Inorganic growth represents a key pillar in Deutsche Telekom’s growth strategy. Through the acquisition of Orange Nederland, Deutsche Telekom will have some 4.8 million mobile customers in the Netherlands from October 2007, positioning itself as the strong No. 2 in the Dutch market. Deutsche Telekom is also planning to strengthen further its position in the United States. The acquisition of SunCom Wireless, a wireless provider operating in the southeastern United States and the Caribbean, is intended to increase Deutsche Telekom’s customer base and significantly expand mobile coverage. Once the transaction is complete, T-Mobile USA will be able to offer its services via its own network to around 259 million out of a total population of around 300 million.

Deutsche Telekom First three quarters 2007  18

Mobilizing the Internet and the Web 2.0 trend

Deutsche Telekom continues to promote the mobile use of the Internet and supports its customers’ personal, social and business networking with its products. The success of web’n’walk, which provides open Internet access from mobile devices, reflects the general industry trend toward increasing mobile data usage. The number of web’n’walk customers increased worldwide to 2.8 million by the end of the third quarter of 2007. Data revenue (excluding SMS text messages) accounts for around 5.5 percent of total mobile communications revenue – an increase of around 1.2 percentage points compared with the prior-year period. The launch of the Apple iPhone, available in Germany exclusively from T-Mobile, in November of this year will further boost the mobile Internet trend as the iPhone calling plans on offer will all include a data flat rate.

Deutsche Telekom sees a significant value driver for its business in the trend toward personalizing communications and the use of social networks. The innovative MyFaves service, for instance, addresses the growing customer need for easy-to-use personalized networks. More than 3.6 million customers in the United States have opted for the service, which has also been available from T-Mobile in Germany since October 2007. The successful web’n’walk service is also being developed further and will come with a range of additional functions later this year, providing even faster mobile access to e-mails and to all major websites and Internet services such as eBay, Windows Live, Google and Yahoo!.

In addition to the development of compelling proprietary offerings and solutions for Web 2.0, Deutsche Telekom is also pursuing entrepreneurial involvement and partnerships with other providers. In this context, the T-Online Venture Fund acquired a stake in Jajah in May this year, one of the most successful companies in the fledgling Internet telephony market. In addition, numerous new services have been integrated into the T-Online portal: including the likes of Wikipedia, Lycos IQ, Webnews, Mister Wong and moviepilot.de.

Roll-out of network-centric ICT services

T-Systems revenue from international business rose 8.3 percent to EUR 1.8 billion in the first three quarters of 2007, while revenue in Germany decreased 10.3 percent to EUR 7.0 billion. New orders amounted to EUR 9.2 billion, EUR 0.5 billion lower than in the previous year.

Deutsche Telekom offers its business customers solutions for their IT and telecommunications needs from a single source. Network-centric ICT (Information and Communication Technology) was established as the future focus of core activities for business with small, medium-sized and large enterprises. This area includes traditional network services and all network-based IT services. The next steps necessary to ensure successful implementation were also defined. The new strategic focus also means that in future T-Systems will seek to run certain businesses, such as systems integration, in cooperation with partner companies. The appointment of Mr. Reinhard Clemens to the Group Board of Management in December 2007 will enable Deutsche Telekom to further consolidate its position by drawing on the services of a renowned expert in international IT markets who will consistently drive forward the further development of T-Systems.

Deutsche Telekom First three quarters 2007  19

Development of business in the Group.

Net revenue

Deutsche Telekom generated revenue of EUR 46.7 billion in the first nine months of 2007. The Company thus continued its positive revenue development, recording growth of EUR 1.3 billion or 2.8 percent as compared with the first three quarters of 2006. Revenue growth was mainly driven by changes to the consolidated group amounting to EUR 1.6 billion, which related in particular to the first-time consolidation of PTC, gedas and tele.ring in the course of the 2006 financial year. Customer growth in the mobile communications business, primarily at T-Mobile USA, also contributed to the increase in revenue. Exchange rate effects totaling approximately EUR 0.6 billion – in particular from the translation of U.S. dollars – had a negative effect on net revenue. Net revenue rose by EUR 0.2 billion or 1.4 percent compared with the third quarter of 2006.

The Mobile Communications strategic business area increased its revenue by a total of 9.9 percent as compared with the first nine months of 2006. Compared with the same quarter in the previous year, revenue grew by 8.6 percent. This growth was mainly attributable to the full consolidation of PTC as of November 1, 2006 and tele.ring as of May 1, 2006. The successful business development in the United States continued to make the largest contribution to revenue.

Revenue in the Broadband/Fixed Network strategic business area decreased by 7.0 percent in comparison with the first nine months of 2006. This was primarily due to a further decline in call revenues resulting from line losses and pricing effects from the greater use of complete packages. Volume growth in the broadband market was not able to offset the drop in prices for Internet access.

Revenue in the Business Customers strategic business area also declined year-on-year by 7.0 percent. Continued high price pressure and fierce competition for voice and data services reduced revenues primarily in the area of Telecommunications Services for multinational business customers and in the Business Services area. However, revenue increased due to changes to the consolidated group relating to the full consolidation of gedas as of March 31, 2006.

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	15,575	15,693	15,480	1.4	46,721	45,452	2.8	61,347
Mobile Communications[a]	8,400	8,650	8,875	8,169	8.6	25,925	23,600	9.9	32,040
Broadband/ Fixed Network[a,b]	5,832	5,655	5,626	6,167	(8.8)	17,113	18,398	(7.0)	24,515
Business Customers[a,b]	2,906	2,962	2,917	3,174	(8.1)	8,785	9,445	(7.0)	12,869
Group Headquarters & Shared Services[a,b]	952	988	966	960	0.6	2,906	2,766	5.1	3,758
Intersegment revenue[c]	(2,637)	(2,680)	(2,691)	(2,990)	10.0	(8,008)	(8,757)	8.6	(11,835)

a	Total revenue (including revenue between strategic business areas).
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.
c	Elimination of revenue between strategic business areas.

Deutsche Telekom First three quarters 2007  20

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	Q1 - Q3 2007 millions of €	Proportion of net revenue of the Group %	Q1 - Q3 2006 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2006 millions of €
Net revenue	46,721	100.0	45,452	100.0	1,269	2.8	61,347
Mobile Communications	25,412	54.4	23,061	50.7	2,351	10.2	31,308
Broadband/Fixed Network[a]	14,409	30.8	15,317	33.7	(908)	(5.9)	20,366
Business Customers[a]	6,606	14.2	6,818	15.0	(212)	(3.1)	9,301
Group Headquarters & Shared Services[a]	294	0.6	256	0.6	38	14.8	372

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

At 54.4 percent, the Mobile Communications strategic business area made the largest contribution to the net revenue of the Group. The proportions of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas were lower than in the previous year, at 30.8 percent and 14.2 percent respectively.

Breakdown of revenue by regions

The proportion of revenue generated outside Germany in the first nine months of 2007 rose by 5.1 percentage points year-on-year to 50.7 percent. This represents growth of EUR 3.0 billion to EUR 23.7 billion. A similar trend can also be seen in the quarterly comparison, with an increase of EUR 1.0 billion to EUR 8.1 billion. This increase is mainly attributeable to the first-time consolidation of PTC and tele.ring as well as the positive development of revenue at T-Mobile USA. However, domestic revenue declined on both a nine-month and a quarterly basis.

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	15,575	15,693	15,480	1.4	46,721	45,452	2.8	61,347
Domestic	7,793	7,624	7,609	8,386	(9.3)	23,026	24,733	(6.9)	32,460
International	7,660	7,951	8,084	7,094	14.0	23,695	20,719	14.4	28,887
Proportion generated internationally (%)	49.6	51.0	51.5	45.8	—	50.7	45.6	—	47.1
Europe (excluding Germany)	4,099	4,279	4,383	3,580	22.4	12,761	10,374	23.0	14,823
North America	3,475	3,564	3,597	3,434	4.7	10,636	10,122	5.1	13,700
Other	86	108	104	80	30.0	298	223	33.6	364

EBIT

EBIT of the Deutsche Telekom Group decreased by EUR 0.6 billion year-on-year to EUR 5.7 billion. While earnings in the Broadband/Fixed Network and Business Customers business areas declined, EBIT increased in the Mobile Communications business area and at Group Headquarters & Shared Services.

Deutsche Telekom First three quarters 2007  21

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
EBIT[a] in the Group	1,795	2,043	1,911	1,989	(3.9)	5,749	6,392	(10.1)	5,287
Mobile Communications	1,066	1,297	1,356	1,390	(2.4)	3,719	3,528	5.4	4,504
Broadband/Fixed Network[b]	976	929	947	1,143	(17.1)	2,852	3,681	(22.5)	3,356
Business Customers[b]	44	34	26	34	(23.5)	104	194	(46.4)	(835)
Group Headquarters & Shared Services[b]	(250)	(215)	(401)	(584)	31.3	(866)	(996)	13.1	(2,138)
Reconciliation	(41)	(2)	(17)	6	n.a.	(60)	(15)	n.a.	400

a	EBIT is profit/loss from operations as shown in the income statement.
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Profit/loss before income taxes

Profit before income taxes decreased year-on-year by EUR 0.9 billion in the first nine months of 2007. In addition to the cost of sales increasing at a faster rate than revenue, this was mainly due to higher selling expenses. One factor impacting profit before income taxes was the expenses incurred for the sale of call center locations. Another factor was the increase in net financial expense which, in the previous year, included income of approximately EUR 0.2 billion from the sale of Celcom. However, the gains on the disposal of T-Online France and T-Online Spain as well as real estate sales had a positive effect on profit before income taxes.

Net profit

Net profit for the first three quarters of 2007 decreased by EUR 2.7 billion year-on-year to EUR 1.3 billion. In addition to the aforementioned effects on profit before income taxes, this trend was attributable to the income taxes. While the Deutsche Telekom Group recorded an income tax benefit in the prior-year period, the tax expense in the first nine months of 2007 was EUR 1.8 billion. Net profit in the previous year was positively impacted in particular by an income tax benefit from the recognition of previously unrecognized deferred tax assets relating to tax loss carryforwards at T-Mobile USA and the reversal of income tax provisions. The decrease in the corporate income tax rate as part of the 2008 corporate tax reform in Germany resulted in a reduction in net profit in the third quarter of 2007 in the form of a one-time deferred tax expense.

EBITDA

In the first nine months of 2007, EBITDA decreased slightly by EUR 0.1 billion or 0.7 percent year-on-year to EUR 14.3 billion. The decrease in EBITDA in the Broadband/Fixed Network and Business Customers strategic business areas could not be fully offset by the increase in EBITDA in the Mobile Communications strategic business area and at Group Headquarters & Shared Services.

Adjusted EBITDA

The Group’s EBITDA was negatively affected by special factors having a net impact of EUR 440 million in the first three quarters of 2007. These mainly comprised expenses in connection with staff-related measures (voluntary redundancy, severance and compensation payments) and non staff-related restructuring measures. One-time expenses were also incurred in the Group Headquarters & Shared Services area in connection with the sale of call center locations. These expenses were offset primarily by the gains on the disposal of T-Online France and T-Online Spain. Special factors had a negative net impact of EUR 508 million on EBITDA in the prior-year period. These arose mainly from voluntary redundancy and severance payments and restructuring costs, as well as from one-time expenses relating to DSL campaigns.

Deutsche Telekom First three quarters 2007  22

Adjusted for these special factors, EBITDA amounted to EUR 14.7 billion in the first nine months of 2007, down by approximately EUR 0.2 billion year-on-year. This decline was primarily due to lower revenues in the Broadband/Fixed Network strategic business area, in particular in the fixed-network business. Customer acquisition costs also increased, in particular in the broadband sector. These effects were partially offset by cost-cutting measures. Adjusted EBITDA in the Business Customers strategic business area continued to be impacted by strong price and competitive pressure, as well as by lower margins.

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Adjusted EBITDA[a]	4,682	4,902	5,132	5,099	0.6	14,716	14,886	(1.1)	19,434
Mobile Communications	2,539	2,750	2,938	2,682	9.5	8,227	7,325	12.3	9,902
Broadband/Fixed Network[b]	1,870	1,905	1,968	2,233	(11.9)	5,743	6,751	(14.9)	8,748
Business Customers[b]	261	280	291	321	(9.3)	832	1,018	(18.3)	1,291
Group Headquarters & Shared Services[b]	67	(21)	(37)	(134)	72.4	9	(161)	n.a.	(461)
Reconciliation	(55)	(12)	(28)	(3)	n.a.	(95)	(47)	n.a.	(46)

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First three quarters 2007  23

Free cash flow

At EUR 5.8 billion, free cash flow in the first nine months of 2007 increased by EUR 2.0 billion year-on-year. The increase is primarily attributable to tax refunds of EUR 0.4 billion as compared with tax payments of EUR 1.0 billion in the first nine months of 2006. Positive effects also resulted from lower payments for investments in intangible assets and property, plant and equipment which decreased by EUR 0.6 billion. The increase of EUR 0.2 billion in proceeds from the disposal of property, plant and equipment also made a positive contribution to free cash flow. This was partially offset by the year-on-year increase in payments for staff-related restructuring measures.

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Cash generated from operations[a]	2,543	4,073	5,620	4,325	29.9	12,236	11,444	6.9	16,981
Interest received (paid)	(478)	(923)	(483)	(762)	36.6	(1,884)	(2,186)	13.8	(2,759)
Net cash from operating activities[a]	2,065	3,150	5,137	3,563	44.2	10,352	9,258	11.8	14,222
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,023)	(1,584)	(1,686)	(1,950)	13.5	(5,293)	(5,919)	10.6	(11,806)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment[a]	42	1,566	3,451	1,613	n.a.	5,059	3,339	51.5	2,416
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	357	185	115	54	n.a.	657	490	34.1	567
Adjustment[b]	121	—	—	—	—	121	—	n.a.	—
Free cash flow before dividend payments[c]	520	1,751	3,566	1,667	n.a.	5,837	3,829	52.4	2,983

a	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
b	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
c	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. For calculation and more detailed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 76.

Deutsche Telekom First three quarters 2007  24

Net debt

Compared with the end of 2006, net debt decreased from EUR 39.6 billion to EUR 36.5 billion. This decline was driven primarily by the positive free cash flow and by cash inflows from the sale of T-Online France and T-Online Spain. The positive trend of net debt was impacted primarily by dividend payments.

	Sept. 30, 2007 millions of €	June 30, 2007 millions of €	Change Sept. 30, 2007/ June 30, 2007%	Dec. 31, 2006 millions of €	Change Sept. 30, 2007/ Dec. 31, 2006%	Sept. 30, 2006 millions of €	Change Sept. 30, 2007/ Sept. 30, 2006%
Bonds	33,079	35,013	(5.5)	36,288	(8.8)	34,674	(4.6)
Liabilities to banks	2,934	3,371	(13.0)	2,348	25.0	3,188	(8.0)
Liabilities to non-banks from promissory notes	692	669	3.4	680	1.8	630	9.8
Liabilities from derivatives	896	712	25.8	562	59.4	504	77.8
Lease liabilities	2,161	2,200	(1.8)	2,293	(5.8)	2,274	(5.0)
Liabilities arising from ABS transactions	807	1,148	(29.7)	1,139	(29.1)	1,133	(28.8)
Other financial liabilities	401	407	(1.5)	377	6.4	98	n.a.
Gross debt	40,970	43,520	(5.9)	43,687	(6.2)	42,501	(3.6)
Cash and cash equivalents	3,450	2,146	60.8	2,765	24.8	1,916	80.1
Available-for-sale/held-for-trading financial assets	46	75	(38.7)	122	(62.3)	135	(65.9)
Derivatives	298	213	39.9	359	(17.0)	403	(26.1)
Other financial assets	674	729	(7.5)	886	(23.9)	1,778	(62.1)
Net debt[a]	36,502	40,357	(9.6)	39,555	(7.7)	38,269	(4.6)

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 72 et seq.

Deutsche Telekom First three quarters 2007  25

Development of business in the strategic business areas.

Mobile Communications.

Mobile Communications: Customer development and selected KPIs

	Sept. 30, 2007 millions	June 30, 2007 millions	Change Sept. 30, 2007/ June 30, 2007%	Dec. 31, 2006 millions	Change Sept. 30, 2007/ Dec. 31, 2006%	Sept. 30, 2006 millions	Change Sept. 30, 2007/ Sept. 30, 2006%
Mobile customers (total)[a]	113.7	111.8	1.7	106.4	6.9	103.5	9.9
T-Mobile Deutschland[b]	34.5	34.3	0.6	31.4	9.9	30.7	12.4
T-Mobile USA	27.7	26.9	3.0	25.0	10.8	24.1	14.9
T-Mobile UKc	17.0	16.8	1.2	16.9	0.6	16.7	1.8
PTC[a] (Poland)	12.7	12.5	1.6	12.2	4.1	11.9	6.7
T-Mobile Netherlands (NL)	2.6	2.6	0.0	2.6	0.0	2.5	4.0
T-Mobile Austria[a] (A)	3.2	3.1	3.2	3.2	0.0	3.2	0.0
T-Mobile CZ (Czech Republic)	5.2	5.1	2.0	5.0	4.0	4.8	8.3
T-Mobile Hungary	4.6	4.5	2.2	4.4	4.5	4.3	7.0
T-Mobile Croatia	2.3	2.2	4.5	2.2	4.5	2.1	9.5
T-Mobile Slovensko (Slovakia)	2.3	2.2	4.5	2.2	4.5	2.1	9.5
Other[d]	1.5	1.4	7.1	1.3	15.4	1.2	25.0

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
b	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first two quarters of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepay customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Adjustments were made in the third quarter of 2007 for customers who did not become active following this customer acquisition drive. Historical figures were not adjusted.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

The Mobile Communications strategic business area reported further customer growth in the third quarter of 2007. The total number of T-Mobile customers rose by 1.9 million in the reporting period, with the greatest contribution coming from T-Mobile USA. Compared with the previous quarter, the Eastern European subsidiaries and T-Mobile UK in particular further expanded their customer base. Customer growth at T-Mobile Deutschland slowed in the third quarter of 2007 compared with the previous quarter, mainly due to losses in the prepay area.

While ARPU4 in T-Mobile’s national companies showed disparate trends compared with the prior year, ARPU in the third quarter of 2007 rose slightly quarter-on-quarter. The national companies in Eastern Europe and T-Mobile UK in particular increased their monthly revenue per user. ARPU at T-Mobile Deutschland and T-Mobile Austria remained stable as against the second quarter of 2007. At T-Mobile USA, negative exchange rate effects impacted ARPU on a euro basis. On a dollar (USD) basis, T-Mobile USA was able to maintain ARPU at a constant level compared with the second quarter of 2007. Year-on-year, T-Mobile USA increased ARPU from USD 51 in the third quarter of 2006 to USD 52.

Deutsche Telekom First three quarters 2007  26

4	ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated from services used by customers (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month in question. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Deutsche Telekom First three quarters 2007  27

Mobile Communications: Development of operations

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Total revenue[a]	8,400	8,650	8,875	8,169	8.6	25,925	23,600	9.9	32,040
of which: T-Mobile Deutschland	1,951	2,009	2,059	2,122	(3.0)	6,019	6,186	(2.7)	8,215
T-Mobile USA	3,468	3,545	3,562	3,425	4.0	10,575	10,119	4.5	13,628
T-Mobile UK	1,165	1,178	1,251	1,165	7.4	3,594	3,319	8.3	4,494
PTC[b]	446	486	506	n.a.	n.a.	1,438	n.a.	n.a.	305
T-Mobile NL	288	301	294	286	2.8	883	839	5.2	1,138
T-Mobile Ac	310	295	301	335	(10.1)	906	837	8.2	1,149
T-Mobile CZ	265	282	299	262	14.1	846	761	11.2	1,043
T-Mobile Hungary	265	278	287	266	7.9	830	783	6.0	1,050
T-Mobile Croatia	123	144	177	176	0.6	444	430	3.3	556
T-Mobile Slovensko	118	127	133	109	22.0	378	313	20.8	429
Other[d]	49	60	72	57	26.3	181	147	23.1	198
EBIT (profit from operations)	1,066	1,297	1,356	1,390	(2.4)	3,719	3,528	5.4	4,504
EBIT margin (%)	12.7	15.0	15.3	17.0		14.3	14.9		14.1
Depreciation, amortization and impairment losses	(1,455)	(1,444)	(1,579)	(1,287)	(22.7)	(4,478)	(3,792)	(18.1)	(5,358)
EBITDA[e]	2,521	2,741	2,935	2,677	9.6	8,197	7,320	12.0	9,862
Special factors affecting EBITDA[e]	(18)	(9)	(3)	(5)	40.0	(30)	(5)	n.a.	(40)
Adjusted EBITDA[e]	2,539	2,750	2,938	2,682	9.5	8,227	7,325	12.3	9,902
of which: T-Mobile Deutschland	700	741	777	893	(13.0)	2,218	2,493	(11.0)	3,303
T-Mobile USA	935	1,029	1,028	963	6.7	2,992	2,832	5.6	3,747
T-Mobile UK	224	276	365	326	12.0	865	662	30.7	978
PTC[b]	147	168	177	n.a.	n.a.	492	n.a.	n.a.	89
T-Mobile NL	61	73	77	71	8.5	211	118	78.8	189
T-Mobile Ac	112	81	84	110	(23.6)	277	247	12.1	331
T-Mobile CZ	128	129	132	116	13.8	389	339	14.7	450
T-Mobile Hungary	110	120	129	103	25.2	359	306	17.3	422
T-Mobile Croatia	51	67	88	87	1.1	206	196	5.1	237
T-Mobile Slovensko	58	57	53	41	29.3	168	141	19.1	173
Other[d]	24	30	41	33	24.2	95	80	18.8	105
Adjusted EBITDA margin[e] (%)	30.2	31.8	33.1	32.8		31.7	31.0		30.9
Cash capex[f]	(915)	(822)	(767)	(840)	8.7	(2,504)	(2,772)	9.7	(7,247)
Number of employees[g]	60,614	61,402	62,630	54,055	15.9	61,549	52,723	16.7	54,124

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.
d	Other includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
e	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
f	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
g	Average number of employees.

Deutsche Telekom First three quarters 2007  28

Mobile Communications: Total revenue

In the first nine months of 2007, the Mobile Communications strategic business area generated revenue growth of EUR 2.3 billion. Total revenue at the end of the reporting period amounted to EUR 25.9 billion, 9.9 percent more than in the prior-year period. This growth was mainly driven by the first-time consolidation of the Polish company PTC and the revenue increase at T-Mobile USA. The increase in operating revenue at T-Mobile USA was dampened considerably by the slide in the U.S. dollar, however.

T-Mobile Deutschland was the only national company that failed to increase its revenue. The decrease in revenue of 2.7 percent compared with the first nine months of 2006 is due to the persistent fierce price competition. The growth in T-Mobile Deutschland’s customer base was also unable to compensate for the revenue decline. T-Mobile Austria recorded a year-on-year revenue increase in the first nine months of 2007 due to the consolidation of tele.ring in 2007. In a comparison of the third quarters, T-Mobile Ausria recorded a decrease in revenue compared with 2006, mainly as a result of lower ARPU. The customer growth did not compensate for the decrease in ARPU.

Mobile Communications: EBITDA, adjusted EBITDA

Adjusted EBITDA in the Mobile Communications strategic business area increased by around EUR 0.9 billion or 12.3 percent year-on-year in the first nine months of 2007. This growth is principally attributable to the first-time consolidation of the Polish mobile carrier PTC in November 2006 which contributed around EUR 0.5 billion to EBITDA. The improved operating result of T-Mobile USA was for the most part eroded by the slump in the U.S. dollar exchange rate, which is why this company merely contributed around EUR 0.2 billion to the total EBITDA growth of the Mobile Communications business area, currency effects included.

The other companies, with the exception of T-Mobile Deutschland, also improved their earnings in the first nine months of 2007. The best performers were T-Mobile UK with an increase of around EUR 0.2 billion, the Eastern European companies with an increase of just under EUR 0.1 billion, and T-Mobile Netherlands, which also posted a EUR 0.1 billion rise in EBITDA. EBITDA at T-Mobile Deutschland decreased by around EUR 0.3 billion as a result of intense competition.

Mobile Communications: EBIT

EBIT (profit from operations) in the Mobile Communications business area increased by approximately EUR 0.2 billion year-on-year in the first nine months of 2007. The main factors contributing to this positive development were the continued growth of T-Mobile USA and the improvement in T-Mobile UK’s margins. This was partially offset by the lower revenue and narrower margins at T-Mobile Deutschland.

Mobile Communications: Cash capex

Cash capex at the Mobile Communications strategic business area declined year-on-year from EUR 2.8 billion to EUR 2.5 billion in the first nine months of 2007. This was primarily due to the decrease in capital expenditure in the United States equivalent to EUR 0.3 billion.

Mobile Communications: Personnel

The average number of employees in the Mobile Communications strategic business area rose quarter-on-quarter, mainly as a result of staff increases at T-Mobile Deutschland as well as at T-Mobile USA. In Germany, the restructuring of the sales organization within the Deutsche Telekom Group resulted in T-Mobile taking on sales staff from other business areas. At T-Mobile USA, the headcount increase was related to sustained customer growth and a systematic expansion of business. Compared with the previous year, the first-time consolidation of PTC also contributed to the overall growth in the number of employees.

Deutsche Telekom First three quarters 2007  29

Broadband/Fixed Network.

Broadband/ Fixed Network: Customer development and selected KPIs

	Sept. 30, 2007 millions	June 30, 2007 millions	Change Sept. 30, 2007/ June 30, 2007%	Dec. 31, 2006 millions	Change Sept. 30, 2007/ Dec. 31, 2006%	Sept. 30, 2006 millions	Change Sept. 30, 2007/ Sept. 30, 2006%
Broadband
Lines (total)[a,b,c]	13.3	12.7	4.6	11.3	17.7	10.2	29.5
of which: retail	9.5	9.0	6.1	7.9	20.9	7.2	32.5
Domestic[d]	12.0	11.5	4.4	10.3	16.9	9.4	27.8
of which: retail	8.5	8.0	6.0	7.1	20.2	6.5	30.6
International[b,c,e]	1.2	1.2	6.8	1.0	25.8	0.8	48.0
of which: Magyar Telekom[e]	0.7	0.7	5.1	0.6	20.5	0.5	39.1
of which: Slovak Telekom	0.2	0.2	10.4	0.2	27.9	0.2	51.8
of which: T-Hrvatski Telekom	0.3	0.3	8.1	0.2	38.5	0.2	71.0
Broadband rates (total)[c,f]	9.3	8.6	8.2	7.1	30.8	6.1	51.7
of which: domestic	8.1	7.5	8.4	6.3	28.5	5.4	48.3

Narrowband
Lines (total)[a,g]	37.2	37.7	(1.5)	39.0	(4.6)	39.5	(5.9)
Domestic	31.6	32.1	(1.5)	33.2	(4.8)	33.7	(6.2)
Standard analog lines	22.9	23.3	(1.8)	24.2	(5.3)	24.5	(6.6)
ISDN lines	8.7	8.8	(0.9)	9.0	(3.7)	9.2	(5.2)
International (Eastern Europe only)[e]	5.6	5.6	(1.1)	5.8	(3.4)	5.8	(3.9)
Narrowband rates (total)[c,f]	2.5	2.7	(7.6)	3.1	(19.7)	3.5	(27.9)

Wholesale/resale
DSL resale[h]	3.7	3.7	0.9	3.4	10.2	3.0	22.3
of which: domestic	3.5	3.5	0.7	3.2	9.7	2.9	21.6
Unbundled local loop lines[i]	5.9	5.5	7.4	4.7	26.2	4.3	36.2

The tables include broadband lines in Germany and abroad (Eastern Europe). The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of precise figures.

a	Lines in operation.
b	Total of retail and resale.
c	T-Online France was deconsolidated at the end of the first half of 2007 and T-Online Spain at the end of July 2007. The customer figures of T-Online France and T-Online Spain are therefore no longer reported; prior-year figures have been adjusted accordingly. Western Europe is no longer reported separately as of the third quarter of 2007 due to the deconsolidation of T-Online France and T-Online Spain.
d	Broadband lines excluding lines for internal use.
e	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
f	Customers with a billing relationship include customers in Germany and outside Germany (Eastern Europe). Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom.
g	Telephone lines excluding internal use and public telecommunications, including wholesale services.
h	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
i	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Deutsche Telekom First three quarters 2007  30

The strong growth trend of the broadband market continued in the third quarter of 2007 and actually accelerated compared with the second quarter of 2007. Year-on-year, the number of broadband lines increased by 3.0 million to 13.3 million. Of this number, 9.5 million were retail broadband lines, 2.3 million more than in the third quarter of 2006.

The number of domestic retail broadband lines increased by 480,000 in the third quarter of 2007 to reach 8.5 million.

Since September 18, 2006, the Broadband/Fixed Network business area has benefited from the systematic marketing of complete packages consisting of voice telephony, broadband Internet and TV entertainment on the domestic broadband market. Since then, the portfolio of products and rate plans has been systematically expanded, especially in the areas of single-play and double-play packages. Overall, the number of existing customers with complete packages increased to 9.0 million, up by approximately 1.5 million on the previous quarter. At almost 70 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. Thanks to the progressive roll-out of the ADSL2+ and VDSL high-speed networks and the active marketing of the Entertain packages since the IFA International Consumer Electronics Exhibition, the number of Entertain customers increased to nearly 50,000 by the end of the reporting period.

With regard to the marketing of wholesale products, the Broadband/Fixed Network business area experienced declining demand in Germany for DSL resale products in new business in favor of unbundled local loop lines. The reason for this trend is the continued growth in customer demand for package offers comprising voice telephony and Internet access. The total number of DSL resale lines increased by 24,000 in the third quarter to reach 3.5 million. At the same time, the demand for unbundled local loop lines increased by 405,000 to reach a total of 5.9 million. This demonstrates that competitors are increasingly marketing their own complete package offers on the basis of unbundled local loop lines.

The broadband market also continued on a growth course outside Germany in the first nine months of 2007. With a total of 1.2 million broadband lines, including resale products, the business area achieved an increase of 405,000 or 48 percent year-on-year. The deconsolidation of T-Online France and T-Online Spain had a negative effect of around 0.6 million on the number of broadband lines.

Broadband/Fixed Network recorded a drop in the number of narrowband lines, as expected. Overall, the number of fixed-network lines in Germany decreased by 497,000 in the third quarter of 2007 to reach 31.6 million. However, the rate of losses slowed compared with the second quarter of 2007 and especially the first quarter of 2007. As in previous quarters, the overall decrease in the third quarter of 2007 was primarily due to customer churn in favor of fixed-network competitors. The smaller proportion of line losses was attributable to the migration of customers to cable network operators and mobile companies.

Deutsche Telekom First three quarters 2007  31

The development of call minutes saw contrasting trends in the third quarter of 2007. The continuing loss of Deutsche Telekom subscriber lines and the growing substitution by mobile communications and VoIP caused the absolute number of call minutes in the network of the Broadband/Fixed Network business area to fall 3.5 percent year-on-year. However, thanks to the successful marketing of complete packages for all call types (city, national, international, mobile), Broadband/Fixed Network managed to further increase its overall minutes loyalty5 by 8.7 percentage points to 74.9 percent.

5	Broadband/Fixed Network’s own market share based on the overall traffic generated in the PSTN network of the business area.

Deutsche Telekom First three quarters 2007  32

Broadband/ Fixed Network: Development of operations

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007[e] millions of €	Q3 2006[d] millions of €	Change %	Q1 - Q3 2007[e] millions of €	Q1 - Q3 2006[d] millions of €	Change %	FY 2006 millions of €
Total revenue	5,832	5,655	5,626	6,167	(8.8)	17,113	18,398	(7.0)	24,515
Domestic	5,146	4,948	5,002	5,493	(8.9)	15,096	16,402	(8.0)	21,835
of which: network communications	2,631	2,556	2,561	2,801	(8.6)	7,748	8,524	(9.1)	11,240
of which: wholesale services	1,156	1,085	1,124	1,077	4.4	3,365	3,194	5.4	4,302
of which: IP/Internet	632	590	602	835	(27.9)	1,824	2,289	(20.3)	3,000
of which: other fixed-network services	627	619	626	689	(9.1)	1,872	2,086	(10.3)	2,837
International	698	722	632	674	(6.2)	2,052	1,996	2.8	2,680
EBIT (profit from operations)	976	929	947	1,143	(17.1)	2,852	3,681	(22.5)	3,356
EBIT margin (%)	16.7	16.4	16.8	18.5		16.7	20.0		13.7
Depreciation, amortization and impairment losses	(908)	(926)	(914)	(923)	1.0	(2,748)	(2,851)	3.6	(3,839)
EBITDA[a]	1,884	1,855	1,861	2,066	(9.9)	5,600	6,532	(14.3)	7,195
Special factors affecting EBITDA[a]	14	(50)	(107)	(167)	35.9	(143)	(219)	34.7	(1,553)
Adjusted EBITDA[a]	1,870	1,905	1,968	2,233	(11.9)	5,743	6,751	(14.9)	8,748
Domestic	1,658	1,656	1,682	2,035	(17.3)	4,996	6,115	(18.3)	7,903
International	214	249	284	198	43.4	747	636	17.5	845
Adjusted EBITDA margin[a] (%)	32.1	33.7	35.0	36.2		33.6	36.7		35.7
Domestic (%)	32.2	33.5	33.6	37.0		33.1	37.3		36.2
International (%)	30.7	34.5	44.9	29.4		36.4	31.9		31.5
Cash capex[b]	(722)	(534)	(629)	(806)	22.0	(1,885)	(2,297)	17.9	(3,250)
Number of employees[c]	100,590	99,185	96,678	107,159	(9.8)	98,818	107,915	(8.4)	107,006
Domestic	81,409	80,411	79,334	86,368	(8.1)	80,385	86,938	(7.5)	86,315
International	19,181	18,774	17,344	20,791	(16.6)	18,433	20,977	(12.1)	20,691

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit but is managed as a product house. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment as the parent company has its registered office in Germany.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Changed customer retention periods in the network communications, wholesale, and IP/Internet revenue clusters had a positive effect of EUR 0.2 billion on revenue in the third quarter of 2006.
e	Deconsolidation of T-Online France at the end of June 2007 and T-Online Spain at the end of July 2007.

Deutsche Telekom First three quarters 2007  33

Broadband/ Fixed Network: Total revenue

Total revenue in the first nine months of 2007 amounted to EUR 17.1 billion. The strategic business area thus recorded a decline of 7.0 percent year-on-year. This was mainly attributable to line losses, a decrease in call revenues (both of these in the network communications revenue cluster), and lower revenue from IP/Internet services. Domestic revenue declined by 8.0 percent to EUR 15.1 billion. Factors included the positive revenue effect of the change in customer retention periods in Germany amounting to EUR 0.2 billion in the third quarter of 2006 that did not occur in 2007. International revenue rose by 2.8 percent to EUR 2.1 billion. The decrease in the total revenue of the business area was influenced by the deconsolidation of T-Online France in June and T-Online Spain in July 2007.

Broadband/ Fixed Network: Total revenue, domestic

Overall, domestic revenue decreased by 8.0 percent year-on-year to EUR 15.1 billion. This decrease was due in particular to lower call revenues as a result of narrowband line losses. Other factors included a decline in interconnection services, price erosion in the broadband market and decreased use of wholesale services by Business Customers. The revenue shortfall could only partly be offset by volume growth in the fields of unbundled local loop lines and DSL resale.

In the network communications area, the intense competition caused revenues to fall by 9.1 percent year-on-year, to reach EUR 7.7 billion. Narrowband access revenue remained almost stable at prior-year level, due primarily to the intensified marketing of flat rates for voice service as a component of access line products. On the other hand, these flat-rate offers had the effect of reducing call revenues due to the decreasing proportion of separately billed minutes.

Revenue from wholesale services rose by 5.4 percent year-on-year to EUR 3.4 billion. This increase is primarily the result of higher revenues from DSL resale products, due to a higher sales volume, and from the leasing of unbundled local loop lines. Increased renting out of co-location space to competitors also had a positive effect in the first nine months of 2007. Price cuts imposed by the regulator on interconnection calls had a negative impact on revenue, however. These regulatory decisions included the reduction in interconnection charges by an average of 10.0 percent as of June 1, 2006. Price cuts in DSL resale in the second quarter of 2006 also negatively affected revenue.

Revenue from IP/Internet services decreased 20.3 percent year-on-year to EUR 1.8 billion. This decrease was caused primarily by considerable price erosion, but also by the migration of narrowband calling plans to the complete package offers. On the other hand, the IP/Internet segment recorded a considerable volume growth in terms of DSL retail lines that was, however, unable to offset the price erosion. The non-access business, including online advertising for instance, was also lower.

Other fixed-network services, consisting of data communications, value-added services and terminal equipment, amounted to EUR 1.9 billion – a EUR 0.2 billion decrease compared with the same period last year.

Broadband/ Fixed Network: Total revenue, international

Outside Germany, revenue rose by EUR 0.1 billion or 2.8 percent to EUR 2.1 billion due to positive exchange rate effects in Slovakia and Hungary. The total increase was partially offset by the deconsolidation of T-Online France in June and T-Online Spain in July 2007.

In the Eastern European subsidiaries in Croatia, Slovakia and Hungary, the losses experienced in the traditional fixed-network business were partially offset by the dynamic growth in broadband lines and increases in the wholesale business. Positive exchange rate effects in Hungary and Slovakia in particular increased revenue by 3.9 percent to EUR 1.8 billion.

Broadband/ Fixed Network: Net revenue

Compared with the first nine months of 2006, net revenue decreased by EUR 0.9 billion or 5.9 percent to EUR 14.4 billion, i.e., the decrease in net revenue was less than the decline in total revenue.

Deutsche Telekom First three quarters 2007  34

Broadband/ Fixed Network: EBITDA, adjusted EBITDA

Adjusted EBITDA decreased by EUR 1.0 billion to EUR 5.7 billion year-on-year, mainly due to the decline in revenue in Germany. The cost of expanding the broadband customer base also affected adjusted EBITDA, but was partially offset by efficiency gains and cost cuts.

In Germany, the Broadband/Fixed Network strategic business area recorded adjusted EBITDA of EUR 5.0 billion. The decline was primarily a result of the decrease in revenues from the traditional fixed-network business. In addition to lower revenue-related costs such as termination charges, cost savings were achieved in the area of rental expenses, personnel and IT. The strong demand for the new complete packages caused a rise in customer acquisition and retention costs, however, as customers migrated to the new calling plans. Further cost increases related for example to expenses for merchandise in connection with the broadband customer acquisition drive and expenses for service improvements. The adjusted EBITDA margin of 33.1 percent was slightly better than the corresponding figure for the first half of 2007.

Outside Germany, adjusted EBITDA increased by EUR 0.1 billion to EUR 0.7 billion, largely due to growth in Eastern Europe. EBITDA in Eastern Europe rose 9.0 percent. As regards Western Europe, the deconsolidation of T-Online France and T-Online Spain was effected at the end of June and at the end of July 2007, respectively.

Broadband/ Fixed Network: EBIT

EBIT (profit from operations) decreased by 22.5 percent to EUR 2.9 billion year-on-year, principally as a result of the decline in EBITDA. A decrease in depreciation, amortization, and impairment losses of 3.6 percent had an offsetting effect.

Broadband/ Fixed Network: Cash capex

At EUR 1.9 billion, cash capex was EUR 0.4 billion lower year-on-year, mainly due to the lower level of VDSL expansion in 2007.

Broadband/ Fixed Network: Personnel

The workforce restructuring program launched in 2006 used socially responsible measures to reduce the average number of staff in the Broadband/Fixed Network strategic business area. In the first nine months of 2007, the total number of employees declined by 8.4 percent compared with the same period last year to reach 98,818. At 80,385, the number of employees in Germany was down 6,553 year-on-year. Outside Germany, the average number of employees amounted to 18,433, a decrease of 2,544. In Eastern Europe, the outsourcing of services resulted in a decrease in the number of employees by 2,191. In Western Europe, the decrease of 353 in the total number of employees was due primarily to the deconsolidation of T-Online France and T-Online Spain.

Deutsche Telekom First three quarters 2007  35

Business Customers.

Business Customers: Selected KPIs

	Sept. 30, 2007	June 30, 2007	Change Sept. 30, 2007/ June 30, 2007%	Dec. 31, 2006	Change Sept. 30, 2007/ Dec. 31, 2006%		Sept. 30, 2006	Change Sept. 30, 2007/ Sept. 30, 2006%
Enterprise Services[a]

Computing & Desktop Services
Number of servers managed and serviced (units)	36,753	36,082	1.9	33,037	11.2		33,083	11.1
Number of workstations managed and serviced(millions)	1.45	1.43	1.4	1.36	6.6		1.36	6.6

Systems Integration[b]
Hours billed[c] (millions)	8.6	5.8	n.a.	10.9	n.a.		8.3	3.6
Utilization rate[d] (%)	80.2	80.2	0.0p	80.4	(0.2	)p	79.9	0.3p

Business Services[a]
Voice revenue[c] (millions of €)	1,154	780	n.a.	1,666	n.a.		1,252	(7.8)
Data revenue (legacy/IP)[c] (millions of €)	1,568	1,073	n.a.	2,475	n.a.		1,801	(12.9)
IT revenue[c] (millions of €)	401	246	n.a.	622	n.a.		438	(8.4)

a	Percentages calculated on the basis of figures shown.
b	Domestic: excluding changes in the composition of the Group.
c	Cumulative figures at the balance sheet date.
d	Ratio of average number of hours billed to maximum possible hours billed per period.

The business customers market for information and telecommunications technology (ICT) was again characterized by tough competition and intense price pressures in the third quarter of 2007. The volume of new orders received by T-Systems declined in the third quarter of 2007.

In August 2007, Deutsche Telekom redefined the future strategic orientation of T-Systems in the reporting period. By means of the new strategic focus, Deutsche Telekom made an unambiguous commitment to its business customer brand. In the future, T-Systems will offer its business customers network-centric ICT services. In addition to traditional network services for small, medium-sized and large companies, the core business will also comprise all network-based IT services, including computing center capacities and business applications like SAP. On the basis of the Deutsche Telekom network, T-Systems can offer these services in approximately 50 countries around the globe; by cooperating with partner companies, T-Systems can offer them in as many as 140 countries. Thus, T-Systems can serve internationally operating customers in all important economic regions of the world.

The new strategic focus also means that in future T-Systems will seek to run certain businesses, such as systems integration, in cooperation with partner companies. The goal of this measure is likewise to strengthen its international competitiveness. By working with suitable partners, T-Systems can offer its customers locally-based specialists in a larger number of countries. Furthermore, T-Systems can rely on additional offshore capacities.

Deutsche Telekom First three quarters 2007  36

Business Customers: Development of operations

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	2,906	2,962	2,917	3,174	(8.1)	8,785	9,445	(7.0)	12,869
Enterprise Services	1,941	1,992	1,950	2,103	(7.3)	5,883	6,218	(5.4)	8,533
Business Services	965	970	967	1,071	(9.7)	2,902	3,227	(10.1)	4,336
EBIT[a] (profit (loss) from operations)	44	34	26	34	(23.5)	104	194	(46.4)	(835)
Special factors affecting EBIT[a]	0	(24)	(48)	(61)	21.3	(72)	(143)	49.7	(1,180)
Adjusted EBIT[a]	44	58	74	95	(22.1)	176	337	(47.8)	345
Adjusted EBIT margin[a] (%)	1.5	2.0	2.5	3.0		2.0	3.6		2.7
Depreciation, amortization and impairment losses	(217)	(222)	(217)	(226)	4.0	(656)	(681)	3.7	(946)
EBITDA[b]	261	256	243	260	(6.5)	760	875	(13.1)	111
Special factors affecting EBITDA[b]	0	(24)	(48)	(61)	21.3	(72)	(143)	49.7	(1,180)
Adjusted EBITDA[b]	261	280	291	321	(9.3)	832	1,018	(18.3)	1,291
Adjusted EBITDA margin[b] (%)	9.0	9.5	10.0	10.1		9.5	10.8		10.0
Cash capex[c]	(273)	(149)	(201)	(186)	(8.1)	(623)	(542)	(14.9)	(795)
Number of employees[d]	56,776	56,218	56,499	58,113	(2.8)	56,498	56,148	0.6	56,595

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
b	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
d	Average number of employees.

Business Customers: Total revenue

Total revenue of the Business Customers strategic business area for the first nine months of 2007 amounted to EUR 8.8 billion, a year-on-year decrease of 7.0 percent. One reason for this was lower revenues in the Telecommunications Services area from customers of the Business Services unit. Lower revenues from PC workstation-related services, in particular within the Deutsche Telekom Group, also resulted in revenue shortfalls in Computing & Desktop Services. Revenues generated with customers within the Deutsche Telekom Group also decreased in the Systems Integration unit in the reporting period.

By contrast, the international business continued to perform positively. T-Systems generated 8.3 percent year-on-year revenue growth outside Germany in the first nine months of 2007. This growth is attributable in particular to the successful, systematic implementation of the internationalization strategy. T-Systems won additional lucrative orders outside Germany in the first three quarters of 2007. In Germany, revenue declined by 10.3 percent, as a result of continuing price erosion in both the IT and the telecommunications business.

Deutsche Telekom First three quarters 2007  37

Business Customers: Net revenue

Business Customers generated revenue of EUR 6.6 billion in the first nine months of 2007 from business with customers outside the Deutsche Telekom Group, a decrease of 3.1 percent year-on-year. Net revenue generated by the Enterprise Services unit increased 3.1 percent. However, this increase was not sufficient to completely offset the 10.6-percent decrease in net revenue in the Business Services unit.

The growth in net revenue at Enterprise Services was the main factor for the positive development at Systems Integration and, to a lesser extent, an improvement in the area of telecommunications services for multinational business customers, despite continued price pressure. However, it was not enough to offset the negative trend in telecommunications services for customers of the Business Services unit. Growth in the IP area failed to make up for the clear drop in prices for voice and data communications.

Business Customers: EBITDA, adjusted EBITDA

In the first nine months of 2007, the Business Customers strategic business area generated EBITDA of EUR 0.8 billion. This 13.1 percent year-on-year decrease is mainly attributable to continued price and competitive pressure. Nonetheless, T-Systems managed to slow the decline in EBITDA over the course of the year. This shows that T-Systems has successfully implemented its various cost savings and efficiency enhancement programs.

Adjusted EBITDA also amounted to EUR 0.8 billion, a decline of 18.3 percent year-on-year.

Business Customers: EBIT, adjusted EBIT

EBIT (profit/loss from operations) for the first nine months of 2007 amounted to EUR 0.1 billion, down by 46.4 percent compared with the prior-year period. The main reason for this decrease was the negative revenue trend. Adjusted EBIT amounted to EUR 0.2 billion, which is 47.8 percent less than in the previous year. For both EBIT and adjusted EBIT, the decline compared with the prior-year period slowed in the third quarter of 2007.

Business Customers: Cash capex

Cash capex increased by 14.9 percent year-on-year in the first nine months of 2007, mainly as a result of payments made for parts of Centrica PLC that were taken over by T-Systems UK as part of an asset deal in the first quarter of 2007.

Business Customers: Personnel

The average headcount within the Business Customers strategic business area increased slightly by 0.6 percent compared with the prior-year period. One reason was the integration of the employees of gedas, which has been consolidated since the end of March 2006. Another was the increased headcount abroad attributable to the internationalization strategy. In Germany, headcount was reduced owing to the previously announced staff restructuring measures.

Deutsche Telekom First three quarters 2007  38

Group Headquarters & Shared Services.

a	Real Estate Services = DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTe Immobilien Hungary Szolgáltató z.R.t., and DeTe Immobilien Slovakia s.r.o.
b	Including Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS).
c	Primarily Deutsche Telekom International Finance B.V., T-Venture Holding GmbH, DeTe Assekuranz – Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, shared services and headquarters functions of Magyar Telekom as well as Fachhochschule Leipzig, Human Resources Management.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit mainly consists of Real Estate Services, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. Since the beginning of the 2007 financial year, Group Headquarters & Shared Services has also included the shared services and headquarters functions of Magyar Telekom. Until the end of 2006, these had been reported in the Broadband/Fixed Network strategic business area together with the activities on the Hungarian business customers market. The integration of Magyar Telekom’s business customer activities into the Business Customers strategic business area also resulted in the reclassification of this company’s shared services and headquarters functions.

In the reporting period, Group Headquarters & Shared Services continued to dispose of non-core assets and generated proceeds of around EUR 0.4 billion from the sale of additional real estate in the first nine months of 2007.

At Vivento, Deutsche Telekom’s personnel service provider, the spotlight in the first nine months of the 2007 financial year was on placement services as well as on improving and selling the business models. In October 2007, Deutsche Telekom and Nokia Siemens Networks signed a strategic partnership agreement, a major feature of which is the transfer of operations of Vivento Technical Services GmbH to a new Nokia Siemens Networks entity planned for the end of this year.

Deutsche Telekom First three quarters 2007  39

The workforce at Vivento totaled around 10,700 employees at the end of the reporting period. Of these, around 600 are Vivento’s own staff and management, some 5,400 are employees of the Vivento business lines (around 3,500 of whom are in the call center unit and around 1,900 are at Vivento Technical Services GmbH), and around 4,700 are transferees. Of these, around 3,200 were engaged on a temporary basis at the reporting date. Approximately 4,200 employees left Vivento in the first nine months of the 2007 financial year. This means that since its formation, some 27,500 employees have found new jobs outside Vivento. Vivento took on around 1,400 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 38,200. The employment rate remained high in the first nine months of 2007. During the reporting period, around 84 percent of the approximately 10,100 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

	Third quarter of 2007					First three quarters of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	952	988	966	960	0.6	2,906	2,766	5.1	3,758
EBIT (loss from operations)	(250)	(215)	(401)	(584)	31.3	(866)	(996)	13.1	(2,138)
EBIT margin (%)	(26.3)	(21.8)	(41.5)	(60.8)		(29.8)	(36.0)		(56.9)
Depreciation, amortization and impairment losses	(182)	(189)	(311)	(327)	4.9	(682)	(702)	2.8	(947)
EBITDA[a]	(68)	(26)	(90)	(257)	65.0	(184)	(294)	37.4	(1,191)
Special factors affecting EBITDA[a]	(135)	(5)	(53)	(123)	56.9	(193)	(133)	(45.1)	(730)
Adjusted EBITDA[a]	67	(21)	(37)	(134)	72.4	9	(161)	n.a.	(461)
Adjusted EBITDA margin[a] (%)	7.0	(2.1)	(3.8)	(14.0)		0.3	(5.8)		(12.3)
Cash capex[b]	(117)	(82)	(101)	(151)	33.1	(300)	(372)	19.4	(508)
Number of employees[c]	29,308	27,241	25,961	30,907	(16.0)	27,503	30,897	(11.0)	30,755
of which: at Vivento[d]	13,500	11,100	10,700	14,800	(27.7)	10,700	14,800	(27.7)	13,500

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue

Group Headquarters & Shared Services increased its revenue by 5.1 percent in the first nine months of 2007, thus continuing the positive revenue trend. This development was principally caused by revenue growth at Vivento as a result of the expansion of business with call centers and at Vivento Technical Services GmbH. Real estate operations generated a similarly positive revenue effect with increased revenue at Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH. Revenue in the reporting period was also lifted by the higher revenues generated by the real estate group from facility management services, particularly for co-location provided for the strategic business areas. In addition, revenue from DeTeFleetServices GmbH’s fleet business rose, primarily due to higher proceeds from vehicle sales as part of the regular replacement process and due to a higher average number of vehicles in the fleet. This overall positive trend was partially offset by lower rents for technical facilities and more efficient use of leased floor space by the strategic business areas.

Deutsche Telekom First three quarters 2007  40

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

As in the second quarter of 2007, adjusted EBITDA in Group Headquarters & Shared Services improved substantially in the reporting period. EBITDA benefited in particular from the revenue growth and productivity increase at Vivento as well as a year-on-year reduction in headcount at Vivento. The non-recurrence of expenses related to the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area that had affected the prior-year period impacted earnings positively, as did lower expenses for key marketing activities. The real estate area also posted an increase in adjusted EBITDA in the reporting period due to higher proceeds from real estate sales and a lower headcount year-on-year. The non-recurrence of income from the reversal of a provision in the prior-year period in connection with the resolved arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG relating to the housing assistance program (Wohnungsfürsorge) partially offset this sustained positive trend. A decline in rental revenues, for which higher revenue in the low-margin facility management business failed to compensate, also had a negative effect. Special factors affecting EBITDA increased by EUR 60 million year-on-year. These mainly included expenses for the sale of further call center locations of Vivento Customer Services GmbH and expenses for staff-related measures. The prior-year period had been affected in particular by special factors from expenses for staff-related measures.

Group Headquarters & Shared Services: EBIT

The loss from operations (EBIT) decreased by EUR 130 million year-on-year in the first nine months of 2007. The improvement is primarily due to the same effects that influenced adjusted EBITDA and special factors affecting EBITDA.

Group Headquarters & Shared Services: Personnel

The average number of employees during the reporting period was 27,503, a reduction of 3,394 compared with the first nine months of 2006. This reflects in particular the ongoing headcount reduction at Vivento.

Deutsche Telekom First three quarters 2007  41

Risks and opportunities.

For explanations regarding the risk and opportunity situation, please refer to the risks and opportunities identified in the half-year report at June 30, 2007. Readers are also referred to the Disclaimer at the end of this report.

Deutsche Telekom First three quarters 2007  42

Outlook.

Significant events after the balance sheet date (September 30, 2007).

Group

Deutsche Telekom takes over Aareal Bank’s shares in ImmobilienScout24.

•

Deutsche Telekom AG has exercised its preemptive right through the Group subsidiary Scout24 Verwaltungs GmbH to purchase Aareal Bank’s shares in ImmobilienScout GmbH. Acquiring the shares as of October 24, 2007 will increase the interest in the leading German online real estate broker from the current 33.1 percent to 99.3 percent. The purchase price was EUR 357 million.

Strategic partnership between Nokia Siemens Networks and Deutsche Telekom AG.

•

The strategic partnership agreement signed between Nokia Siemens Networks and Deutsche Telekom AG in October 2007 provides for the transfer of operations of Vivento Technical Services GmbH, a business model of the internal personnel service provider Vivento, and at the same time marked the continuation of the staff restructuring program. The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks is planned for the end of this year. In addition to Nokia Siemens Networks taking over Vivento Technical Services, the agreement covers contracts governing managed services worth around EUR 300 million for the next five years and contracts covering a series of investments from several European T-Mobile national companies worth up to EUR 150 million. Further support from Deutsche Telekom should enable everything to run smoothly. Under the terms of the contract, Nokia Siemens Networks will become the preferred partner for forthcoming managed services.

Successful offering in Croatia.

•

T-Hrvatske telekomunikacije d.d. (T-HT), Deutsche Telekom’s Croatian majority interest, was successfully floated on October 9, 2007. On the first day of trading the share rose 58 percent at one point and, starting from an issue price of HRK 265 (EUR 36.17), reached a high of HRK 419 (EUR 57.20). The share closed at HRK 380 (EUR 51.87). The Croatian government sold 32.5 percent of its shares in T-HT through the offering, of which 25 percent went to Croatian retail investors and 7.5 percent to institutional investors.

Patent infringement claim by CIF Licensing LLC.

•

In October 2007, CIF Licensing LLC., New Jersey (United States), filed suit with the Düsseldorf Regional Court against Deutsche Telekom AG for damages totaling EUR 120 million, alleging that Deutsche Telekom is infringing on four of the plaintiff’s patents by using DSL technology, and filed for an injunction with regard to one patent. Deutsche Telekom intends to contest this proceeding vigorously.

Arbitration proceedings against Deutsche Telekom AG by Deutsche Post AG.

•

Arbitration proceedings initiated by Deutsche Post AG against Deutsche Telekom AG relating to an acquisition agreement for logistics sites were described in the 2006 Annual Report. Deutsche Post AG was seeking damages of approximately EUR 37 million as well as the determination of other unquantified damages, quantified at approximately EUR 68 million before the hearing. The parties agreed to a payment of EUR 3 million by Deutsche Telekom to Deutsche Post AG under the terms of an arbitral award, the agreed wording of which covers all claims for damages in this respect. The settlement became effective on October 11, 2007.

Deutsche Telekom First three quarters 2007  43

Mobile Communications

Industry leaders announce open platform for mobile devices.

•

A broad alliance of leading technology and mobile communications companies announced on November 5, 2007 that they will develop Android, the first truly open and comprehensive platform for mobile devices. T-Mobile, Google Inc., Qualcomm, Motorola and others have collaborated on the development of Android through the Open Handset Alliance, a multinational partnership of 34 technology and mobile industry leaders which aims to develop technologies that can significantly lower the cost of developing and distributing mobile devices and services. The Android platform is the first step in this direction – a fully integrated mobile “software stack” that consists of an operating system, middleware, user-friendly interface and applications. Customers should expect the first phones based on Android to be available in the second half of 2008.

T-Mobile’s MyFaves community service launched in Germany.

•

Following the successful market launch of MyFaves in the United States in 2006, T-Mobile also launched its community service in Germany in early October 2007. This innovative service allows customers to communicate with five family members or friends simply and cheaply for just 5 eurocents/minute – on any network – and, as such, meets the growing demand among customers for personalized communications within their social network. A photo or icon representing each of the five “Faves” is displayed on a personalized interface from which users can place voice calls or send SMS or MMS messages directly to these contacts.

Broadband/ Fixed Network

Slovak Telekom sells TBDS subsidiary.

•

Slovak Telekom sold TBDS (Tower Broadcasting & Data Services a.s.), its subsidiary operating in the broadcasting business area (formerly Rádiokomunikácie o.z. and RK Tower s.r.o.) to the TRI R a.s. consortium with effect from October 5, 2007. Deconsolidation was also effective on the same date.

Business Customers

Royal & SunAlliance signs IT outsourcing deal with T-Systems in the UK.

•

Royal & SunAlliance, one of the United Kingdom’s largest insurers, will outsource its IT and printing operations to T-Systems. The deal has a value of over EUR 130 million and an initial term of ten years. As part of the deal, T-Systems will take over two print facilities in Birkenhead and Easton; and 63 employees will be transferred to the service provider.

Development of revenue and profits.6

Market expectations

The encouraging growth in Deutsche Telekom’s international markets continues unabated, particularly in the key markets of the United States and the United Kingdom. Deutsche Telekom’s domestic markets are still dominated by extremely intense competition and price erosion in the telecommunications market as a whole, both for consumer DSL and business voice telephony, and for mobile communications.

Consequences for corporate management

Deutsche Telekom is responding to the challenges of rapid technological change and strong competition in the telecommunications industry with specific measures to support the long-term sustainability of customer relationships and thus revenue and profit development. In particular, the sustainable improvement of the service culture in customer contact and investments in future product areas, as well as simplified price structures, will safeguard Deutsche Telekom’s customer relationships and revenues. Additional cost reductions, achieved with the help of increased rationalization investments, such as in new, more cost-efficient IP-based networks, will result in a corresponding development of profit and therefore sustain long-term cash flow. The immense changes in Deutsche Telekom’s market environment – in particular the rapid technological change – are forcing it to adjust its workforce structure by cutting jobs in a socially responsible manner. This will be implemented using voluntary instruments such as partial retirement, severance payments and early retirement.

Deutsche Telekom First three quarters 2007  44

General statement on business development in the Group

In view of the expected market situation in the individual business areas, Deutsche Telekom still aims to achieve positive results for the full 2007 financial year.

It is vital to the Group’s long-term success that it remain on a sound financial footing. This includes, for example, maintaining a net debt to adjusted EBITDA ratio of between 2 and 3, a liquidity reserve of at least 40 percent of net debt, and appropriate gearing (ratio of net debt to shareholders’ equity) of between 0.8 and 1.2.

In view of the sound balance sheet, its net profit and the free cash flow generated, Deutsche Telekom aims to continue offering its shareholders an attractive dividend in the future.

6	Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenues, adjusted EBITDA, liquidity reserves, gearing, and personnel numbers for 2007. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives are described in the “Forward Looking Statements” and “Risk factors” sections of the Annual Report on Form 20-F and in the Disclaimer at the end of this report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not guarantee that its forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not intend or assume any obligation to update forward-looking statements.

Mobile Communications

T-Mobile expects mobile communications revenues and earnings to grow in 2007. Major drivers will be the expected further growth at T-Mobile USA and T-Mobile UK. The first-time full consolidation of the Polish subsidiary PTC and tele.ring for a full financial year and the first-time consolidation of Orange Nederland in the fourth quarter of 2007 will also have a positive impact on growth. In view of sustained competition, the business area expects to record a decline in its revenue and EBITDA from the German market compared with the prior year. Regulatory decisions and future trends in exchange rates for the U.S. dollar and sterling against the euro may affect T-Mobile’s revenues and profits in euros.

Broadband/ Fixed Network

In the DSL business, the Broadband/Fixed Network business area will defend its market share and expects an increase in the number of broadband lines, also driven by strong market growth in this segment. Broadband/Fixed Network intends to establish itself in the triple-play business with the active marketing of its Entertain complete packages. A major element of this strategy is the expansion of the high-speed infrastructure. In 2007, the traditional fixed-network business will continue to be adversely affected by competition-induced loss of market share, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. This will be set against efficiency measures that have been implemented and in some cases already realized. Broadband/Fixed Network launched a quality and service campaign in 2007 to safeguard the core voice and access business. Preparations are also underway to migrate operations from the old PSTN to new IP-based technology in order to introduce innovative and competitive IP access. Based on these assumptions, the Broadband/Fixed Network business area expects the downward earnings trend to continue in 2007.

Business Customers

The Business Services unit will focus on safeguarding its telecommunications business in a highly competitive market. The focus in the core telecommunications business (voice, data, IP) is on winning back customers. The Enterprise Services unit plans to expand its market share in the telecommunications business

Deutsche Telekom First three quarters 2007  45

through integrated IT and telecommunications sales activities. In the IT business, growth is to be generated mainly by expanding the outsourcing business. The Business Customers area expects the ongoing intense pressure on prices and from competition to continue to have a decisive impact on revenues in 2007.

Group Headquarters & Shared Services

Earnings at Group Headquarters & Shared Services will be determined primarily by the performance of Vivento and the continuation of the Group’s staff restructuring program.

Deutsche Telekom First three quarters 2007  46

Deutsche Telekom First three quarters 2007  47

Interim consolidated financial statements.

Consolidated income statement.

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006[a] millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006[a] millions of €	Change %	FY 2006 millions of €
Net revenue	15,693	15,480	1.4	46,721	45,452	2.8	61,347

Cost of sales	(8,607)	(8,371)	(2.8)	(25,817)	(24,249)	(6.5)	(34,755)
Gross profit	7,086	7,109	(0.3)	20,904	21,203	(1.4)	26,592

Selling expenses	(4,064)	(3,877)	(4.8)	(12,076)	(11,665)	(3.5)	(16,410)
General and administrative expenses	(996)	(1,169)	14.8	(3,224)	(3,347)	3.7	(5,264)
Other operating income	362	256	41.4	1,250	862	45.0	1,257
Other operating expenses	(477)	(330)	(44.5)	(1,105)	(661)	(67.2)	(888)
Profit from operations	1,911	1,989	(3.9)	5,749	6,392	(10.1)	5,287

Finance costs	(606)	(651)	6.9	(1,949)	(1,911)	(2.0)	(2,540)
Interest income	68	79	(13.9)	184	246	(25.2)	297
Interest expense	(674)	(730)	7.7	(2,133)	(2,157)	1.1	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	34	6	n.a.	50	(11)	n.a.	24
Other financial income (expense)	(127)	(56)	n.a.	(331)	(81)	n.a.	(167)
Profit (loss) from financial activities	(699)	(701)	0.3	(2,230)	(2,003)	(11.3)	(2,683)

Profit before income taxes	1,212	1,288	(5.9)	3,519	4,389	(19.8)	2,604

Income taxes	(778)	787	n.a.	(1,768)	10	n.a.	970
Profit after income taxes	434	2,075	(79.1)	1,751	4,399	(60.2)	3,574

Profit (loss) attributable to minority interests	175	120	45.8	425	336	26.5	409
Net profit (profit (loss) attributable to equity holders of the parent)	259	1,955	(86.8)	1,326	4,063	(67.4)	3,165

Earnings per share

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006[a]	Change %	Q1 - Q3 2007	Q1 - Q3 2006[a]	Change %	FY 2006
Earnings per share/ADS
Basic (€)	0.06	0.45	(86.7)	0.31	0.94	(67.0)	0,74
Diluted (€)	0.06	0.45	(86.7)	0.31	0.94	(67.0)	0,74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First three quarters 2007  48

Consolidated balance sheet.

	Sept. 30, 2007 millions of €	Dec. 31, 2006 millions of €	Change millions of €	Change %	Sept. 30, 2006[a] millions of €
Assets
Current assets	16,105	15,951	154	1.0	15,736
Cash and cash equivalents	3,450	2,765	685	24.8	1,916
Trade and other receivables	7,701	7,753	(52)	(0.7)	7,490
Current recoverable income taxes	234	643	(409)	(63.6)	624
Other financial assets	1,485	1,825	(340)	(18.6)	2,302
Inventories	1,149	1,129	20	1.8	1,239
Non-current assets and disposal groups held for sale	611	907	(296)	(32.6)	633
Other assets	1,475	929	546	58.8	1,532
Non-current assets	104,644	114,209	(9,565)	(8.4)	109,292
Intangible assets	54,300	58,014	(3,714)	(6.4)	52,058
Property, plant and equipment	42,621	45,869	(3,248)	(7.1)	45,320
Investments accounted for using the equity method	190	189	1	0.5	1,899
Other financial assets	634	657	(23)	(3.5)	1,146
Deferred tax assets	6,456	8,952	(2,496)	(27.9)	8,311
Other assets	443	528	(85)	(16.1)	558

Total assets	120,749	130,160	(9,411)	(7.2)	125,028

Liabilities and shareholders’ equity
Current liabilities	21,128	22,088	(960)	(4.3)	19,205
Financial liabilities	8,239	7,683	556	7.2	6,569
Trade and other payables	5,866	7,160	(1,294)	(18.1)	5,813
Income tax liabilities	567	536	31	5.8	630
Provisions	2,861	3,093	(232)	(7.5)	2,394
Other liabilities	3,595	3,616	(21)	(0.6)	3,799
Non-current liabilities	53,499	58,402	(4,903)	(8.4)	55,710
Financial liabilities	34,888	38,799	(3,911)	(10.1)	37,579
Provisions for pensions and other employee benefits	6,276	6,167	109	1.8	6,386
Other provisions	2,853	3,174	(321)	(10.1)	1,760
Deferred tax liabilities	6,941	8,083	(1,142)	(14.1)	8,112
Other liabilities	2,541	2,179	362	16.6	1,873
Liabilities	74,627	80,490	(5,863)	(7.3)	74,915

Shareholders’ equity	46,122	49,670	(3,548)	(7.1)	50,113
Issued capital	11,164	11,164	—	—	11,164
Capital reserves	51,515	51,498	17	0.03	51,489
Retained earnings including carryforwards	(16,917)	(16,977)	60	0.4	(17,266)
Other comprehensive income	(4,027)	(2,275)	(1,752)	(77.0)	(2,318)
Net profit	1,326	3,165	(1,839)	(58.1)	4,063
Treasury shares	(5)	(5)	—	—	(5)
Equity attributable to equity holders of the parent	43,056	46,570	(3,514)	(7.5)	47,127
Minority interests	3,066	3,100	(34)	(1.1)	2,986

Total liabilities and shareholders’ equity	120,749	130,160	(9,411)	(7.2)	125,028

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First three quarters 2007  49

Consolidated cash flow statement.

Deutsche Telekom First three quarters 2007  50

	Third quarter of 2007		First three quarters of 2007
	Q3 2007 millions of €	Q3 2006[a] millions of €	Q1 - Q3 2007 millions of €	Q1 - Q3 2006[a] millions of €	FY 2006 millions of €
Profit after income taxes	434	2,075	1,751	4,399	3,574

Depreciation, amortization and impairment losses	3,009	2,752	8,527	7,986	11,034
Income tax expense (benefit)	778	(787)	1,768	(10)	(970)
Interest income and interest expenses	606	651	1,949	1,911	2,540
Other financial (income) expense	127	56	331	81	167
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(34)	(6)	(50)	11	(24)
Profit on the disposal of fully consolidated subsidiaries	(122)	0	(331)	0	0
Other non-cash transactions	22	(16)	6	36	32
Profit on the disposal of intangible assets and property, plant and equipment	47	(10)	(96)	(94)	(72)
Change in assets carried as working capital	(18)	147	(867)	(728)	(17)
Change in provisions	288	161	96	(552)	1,585
Change in other liabilities carried as working capital	74	(163)	(1,219)	(591)	353
Income taxes received (paid)	403	(538)	356	(1,021)	(1,248)
Dividends received	6	3	15	16	27
Cash generated from operations	5,620	4,325	12,236	11,444	16,981
Interest paid	(816)	(1,038)	(2,996)	(3,149)	(4,081)
Interest received	333	276	1,112	963	1,322

Net cash from operating activities	5,137	3,563	10,352	9,258	14,222

Cash outflows for investments in
Intangible assets	(322)	(322)	(762)	(805)	(4,628)
Property, plant and equipment	(1,364)	(1,628)	(4,531)	(5,114)	(7,178)
Non-current financial assets	(13)	(55)	(94)	(554)	(624)
Investments in fully consolidated subsidiaries	(5)	(48)	(7)	(1,716)	(2,265)
Proceeds from disposal of
Intangible assets	8	(11)	29	21	35
Property, plant and equipment	107	65	628	469	532
Non-current financial assets	4	10	93	228	249
Investments in fully consolidated subsidiaries and business units	317	0	785	(26)	(21)
Net change in short-term investments and marketable securities and receivables	82	(1,051)	344	(1,414)	(348)
Other	15	0	47	(57)	(57)

Net cash used in investing activities	(1,171)	(3,040)	(3,468)	(8,968)	(14,305)

Proceeds from issue of current financial liabilities	8,021	1,875	28,138	2,225	3,817
Repayment of current financial liabilities	(10,401)	(5,712)	(31,705)	(6,718)	(9,163)
Proceeds from issue of non-current financial liabilities	217	603	1,513	5,673	7,871
Repayment of non-current financial liabilities	(180)	(191)	(237)	(371)	(492)
Dividend payments	(217)	(106)	(3,719)	(3,182)	(3,182)
Share buy-back	—	(709)	—	(709)	(709)
Proceeds from the exercise of stock options	—	3	11	10	16
Repayment of lease liabilities	(45)	(41)	(144)	(169)	(219)

Net cash used in financing activities	(2,605)	(4,278)	(6,143)	(3,241)	(2,061)

Effect of exchange rate changes on cash and cash equivalents	(57)	4	(56)	(108)	(66)
Net increase (decrease) in cash and cash equivalents	1,304	(3,751)	685	(3,059)	(2,210)
Cash and cash equivalents, at the beginning of the period	2,146	5,667	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	3,450	1,916	3,450	1,916	2,765

The presentation of cash generated from operations has been changed to increase transparency and to disclose individual components. Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First three quarters 2007  51

Statement of recognized income and expense.

	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	FY 2006 millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	0	(3)	3
Recognition of other comprehensive income in income statement	(1)	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(77)	242	385
Recognition of other comprehensive income in income statement	(5)	(6)	(8)
Revaluation due to business combinations	(137)	(3)	395
Exchange differences on translation of foreign subsidiaries	(1,659)	(1,421)	(1,747)
Other income and expense recognized directly in equity	120	5	80
Actuarial gains and losses from defined benefit plans and other employee benefits	0	(55)	314
Deferred taxes on items in other comprehensive income	29	(72)	(275)

Income and expense recognized directly in equity	(1,730)	(1,314)	(854)

Profit after income taxes	1,751	4,399	3,574

Recognized income and expense	21	3,085	2,720

Minority interests	428	316	517
Equity attributable to equity holders of the parent	(407)	2,769	2,203

Deutsche Telekom First three quarters 2007  52

Deutsche Telekom First three quarters 2007  53

Selected explanatory notes.

Accounting policies.

In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG), Deutsche Telekom AG’s quarterly financial report comprises interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of compliance

The interim consolidated financial statements for the period ended September 30, 2007 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2006. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Report is also in compliance with IFRS as published by the IASB.

In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2006 for the accounting policies applied for the Group’s financial reporting.

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pension plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006 onwards, Deutsche Telekom recognizes actuarial gains and losses in the period they occur outside profit or loss in retained earnings including carryforwards in accordance with IAS 19.93A. Deutsche Telekom has adjusted comparative amounts disclosed for the prior periods reported as if the new accounting policy had always been applied.

Deutsche Telekom First three quarters 2007  54

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for the first nine months of 2006. These were primarily the tele.ring group and PTC, which were fully consolidated from May 1, 2006 and November 1, 2006, respectively. In addition, the gedas group, which was acquired in the first quarter of 2006, has been fully consolidated from March 31, 2006.

Furthermore, two companies assigned to the Broadband/Fixed Network strategic business area were sold and deconsolidated during the current reporting period, T-Online France effective June 30, 2007 and T-Online Spain effective July 31, 2007.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2007

	Mobile Communications millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	1,553	(73)	144	1	1,625
Cost of sales	(1,323)	80	(120)	(9)	(1,372)

Gross profit (loss)	230	7	24	(8)	253

Selling expenses	(182)	32	(11)	0	(161)
General and administrative expenses	(122)	2	(30)	(1)	(151)
Other operating income	39	0	13	5	57
Other operating expenses	(3)	0	(10)	(12)	(25)

Profit (loss) from operations	(38)	41	(14)	(16)	(27)

Finance costs	(7)	0	(1)	0	(8)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(107)	0	0	0	(107)
Other financial income (expense)	(2)	0	0	6	4

Profit (loss) from financial activities	(116)	0	(1)	6	(111)

Profit (loss) before income taxes	(154)	41	(15)	(10)	(138)

Income taxes	3	132	4	8	147

Profit (loss) after income taxes	(151)	173	(11)	(2)	9

Profit (loss) attributable to minority interests	0	0	0	6	6
Net profit (loss)	(151)	173	(11)	(8)	3

Selected notes to the consolidated income statement.

Cost of sales

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Cost of sales	(8,607)	(8,371)	(2.8)	(25,817)	(24,249)	(6.5)	(34,755)

Cost of sales rose by EUR 1.6 billion over the first nine months of the prior year. In addition to customer growth at T-Mobile UK and T-Mobile USA, changes in the composition of the Group were major drivers here.

Deutsche Telekom First three quarters 2007  55

Selling expenses

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Selling expenses	(4,064)	(3,877)	(4.8)	(12,076)	(11,665)	(3.5)	(16,410)

In addition to changes in the composition of the Group, the increase in selling expenses was mainly due to expenses incurred in connection with the marketing of complete packages in the Broadband/Fixed Network strategic business area.

General and administrative expenses

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
General and administrative expenses	(996)	(1,169)	14.8	(3,224)	(3,347)	3.7	(5,264)

The year-on-year decrease in general and administrative expenses was attributable in particular to higher expenses in the prior year in connection with staff-related measures. Changes in the composition of the Group had an offsetting effect.

Profit/loss from financial activities

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006[a] millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006[a] millions of €	Change %	FY 2006 millions of €
Profit (loss) from financial activities	(699)	(701)	0.3	(2,230)	(2,003)	(11.3)	(2,683)
Finance costs	(606)	(651)	6.9	(1,949)	(1,911)	(2.0)	(2,540)
Interest income	68	79	(13.9)	184	246	(25.2)	297
Interest expense	(674)	(730)	7.7	(2,133)	(2,157)	1.1	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	34	6	n.a.	50	(11)	n.a.	24
Other financial income (expense)	(127)	(56)	n.a.	(331)	(81)	n.a.	(167)

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in the loss from financial activities compared with the first three quarters of 2006 was predominantly driven by other financial expense.

This included income from the sale of Celcom (EUR 196 million) in the prior year, whereas in the first three quarters of 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo were realized.

Deutsche Telekom First three quarters 2007  56

Income taxes

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006[a] millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006[a] millions of €	Change %	FY 2006 millions of €
Income taxes	(778)	787	n.a.	(1,768)	10	n.a.	970

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Income tax expense increased compared with the prior year to EUR 1.8 billion, despite lower profits before income taxes. The major reason for this increase was the fact that in the prior year, deferred tax assets relating to loss carryforwards were recognized that had not previously been recognized and provisions for income taxes were reversed, creating significant one-time favorable effects on income of EUR 1.3 billion and EUR 0.4 billion, respectively. Secondly, deferred tax assets and deferred tax liabilities were adjusted in the current period in response to changes in German tax rates (decrease in total tax burden on domestic profits from around 39 percent to around 30 percent as a result of the 2008 corporate tax reform) and to more detailed information about the effects of a corporate reorganization on the state tax burden in the United States. The positive effect on income amounting to approximately EUR 109 million from the United States was more than offset by the negative effect of approximately EUR 660 million resulting from tax rate cuts in Germany which, however, do not entail any additional tax payments and attending negative liquidity and interest effects.

Other disclosures.

Personnel

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 – Q3 2007 millions of €	Q1 – Q3 2006 millions of €	Change %	FY 2006 millions of €
Personnel costs	(3,528)	(3,679)	4.1	(10,543)	(10,549)	0.1	(16,542)

The slight decrease in personnel costs is attributable to continuing workforce restructuring. This was partially offset by higher expenditures for staff-related measures (voluntary redundancy, severance and compensation payments) and the effect of changes in the composition of the Group.

Average number of employees

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change %	Q1 - Q3 2007	Q1 - Q3 2006	Change %	FY 2006
Deutsche Telekom Group	241,768	250,234	(3.4)	244,368	247,683	(1.3)	248,480
Non-civil servants	204,017	207,612	(1.7)	205,429	204,287	0.6	205,511
Civil servants	37,751	42,622	(11.4)	38,939	43,396	(10.3)	42,969
Trainees and student interns	9,508	9,169	3.7	10,289	9,857	4.4	10,346

The reduction in the average number of employees was primarily caused by the sale of call centers and staff reduction in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

Deutsche Telekom First three quarters 2007  57

Number of employees at balance sheet date

	Sept. 30, 2007	Dec. 31, 2006	Change	Change %	Sept. 30, 2006
Deutsche Telekom Group	241,589	248,800	(7,211)	(2.9)	250,483
Germany	151,882	159,992	(8,110)	(5.1)	166,635
International	89,707	88,808	899	1.0	83,848
Non-civil servants	204,419	208,420	(4,001)	(1.9)	207,990
Civil servants	37,170	40,380	(3,210)	(7.9)	42,493
Trainees and student interns	11,941	11,840	101	0.9	11,827

The reduction in the number of employees as of the balance sheet date was also attributable to the sale of call centers and workforce reductions in Germany and Eastern Europe. This was offset, in particular, by an increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Amortization and impairment of intangible assets	(953)	(655)	(45.5)	(2,531)	(1,902)	(33.1)	(2,840)
of which: UMTS licenses	(227)	(223)	(1.8)	(682)	(667)	(2.2)	(893)
of which: U.S. mobile communications licenses	(2)	—	n.a.	(9)	—	n.a.	(33)
of which: goodwill	(181)	—	n.a.	(181)	(10)	n.a.	(10)
Depreciation and impairment of property, plant and equipment	(2,056)	(2,097)	2.0	(5,996)	(6,084)	1.4	(8,194)
Total depreciation, amortization and impairment losses	(3,009)	(2,752)	(9.3)	(8,527)	(7,986)	(6.8)	(11,034)

The increase in depreciation, amortization and impairment losses was predominantly attributable to higher amortization of intangible assets following the acquisition, in 2006, of tele.ring and PTC in the Mobile Communications business area. This relates primarily to the amortization of the customer base and brand names totaling EUR 0.4 billion. In addition, goodwill at T-Mobile Netherlands (formerly Ben Nederland) was impaired by EUR 0.2 billion in the third quarter of 2007. This was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland, but were not considered to meet the criteria for recognition at the time. Since, based on an assessment of all available evidence, Deutsche Telekom determined that it had become probable that a part of the previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized correspondingly, it was required by IFRS 3.65 in conjuncttion with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) into account, that the carrying amount of goodwill be impaired accordingly.

Deutsche Telekom First three quarters 2007  58

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

	Third quarter of 2007		First three quarters of 2007
	Q3 2007	Q3 2006	Q1 - Q3 2007	Q1 - Q3 2006	FY 2006
Calculation of basic earnings per share
Net profit[a] (millions of €)	259	1,955	1,326	4,063	3,165
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	—	—	—	38	38
Adjusted net profit (basic)[a] (millions of €)	259	1,955	1,326	4,101	3,203
Number of ordinary shares issued (millions)	4,361	4,399	4,361	4,291	4,309
Treasury shares held by Deutsche Telekom AG (millions)	(2)	(2)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(20)	(22)	(20)	(22)	(22)
Effect from the potential conversion of the mandatory convertible bond (millions)	—	—	—	91	68
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,339	4,375	4,339	4,358	4,353

Basic earnings per share/ADS[a] (€)	0.06	0.45	0.31	0.94	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting.

	Third quarter of 2007		First three quarters of 2007
	Q3 2007	Q3 2006	Q1 - Q3 2007	Q1 - Q3 2006	FY 2006
Calculation of diluted earnings per share
Adjusted net profit (basic)[a] (millions of €)	259	1,955	1,326	4,101	3,203
Dilutive effects on profit from stock options (after taxes) (millions of €)	—	—	—	—	—
Net profit (diluted)[a] (millions of €)	259	1,955	1,326	4,101	3,203
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,339	4,375	4,339	4,358	4,353
Dilutive potential ordinary shares from stock options and warrants (millions)	0	0	1	1	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,339	4,375	4,340	4,359	4,354

Diluted earnings per share/ADS[a] (€)	0.06	0.45	0.31	0.94	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First three quarters 2007  59

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased from EUR 2.8 billion to EUR 3.5 billion. The increase was attributable to proceeds from the disposal of T-Online France und T-Online Spain as well as to positive free cash flow. This was partially offset by dividend payments of EUR 3.7 billion as well as the repayment of the euro tranche of the 2002 global bond amounting to EUR 2.5 billion.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of September 30, 2007, current assets included EUR 611 million in non-current assets and disposal groups held-for sale. These items included in particular Deutsche Telekom AG’s real estate portfolio in the amount of EUR 479 million as well as the subsidiary Vivento Technical Services that is assigned to the Group Headquarters & Shared Services area.

The subsidiaries T-Online France and T-Online Spain were sold in the second and third quarters of 2007, respectively. The sales are part of the “Focus, fix and grow” strategy. Effective September 1, 2007, Deutsche Telekom also sold its radio relay business unit to the Swedish telecommunications and network equipment supplier Ericsson under a managed services partnership agreement. Prior to the disposal, this unit was assigned to the Broadband/Fixed Network strategic business area.

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months via the customary channels.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks is planned for the end of this year. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to ensure a successful transition of Vivento Technical Services GmbH to Nokia Siemens Networks.

Sale of T-Online France

In the second quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online France S.A.S., which was a part of the Broadband/Fixed Network strategic business area, to the French telecommunications company Neuf Cegetel. The net disposal proceeds amount to EUR 0.5 billion. Neuf Cegetel has acquired the company, which provides Internet services in France under the Club Internet brand. The company was deconsolidated effective June 30, 2007. The gain on the disposal in the amount of EUR 0.2 billion has been included in other operating income.

Sale of T-Online Spain

In the third quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online Spain S.A.U., which was a part of the Broadband/Fixed Network strategic business area, to France Télécom España S.A. for EUR 0.3 billion. Besides the net proceeds from the sale of the shares (EUR 0.1 billion) the sale price also included the take-over, by France Télécom España, of a shareholders’ loan issued by Deutsche Telekom AG in the amount of EUR 0.2 billion. France Télécom España acquired all shares in the company, which provides Internet services in Spain under the Ya.com brand. The company was deconsolidated effective July 31, 2007. The EUR 0.1 billion gain on the disposal has also been included in other operating income.

Deutsche Telekom First three quarters 2007  60

Intangible assets and property, plant and equipment

	Sept. 30, 2007 millions of €	Dec. 31, 2006 millions of €	Change millions of €	Change %	Sept. 30, 2006 millions of €
Intangible assets	54,300	58,014	(3,714)	(6.4)	52,058
of which: UMTS licenses	12,236	13,101	(865)	(6.6)	13,016
of which: U.S. mobile communications licenses	16,959	18,176	(1,217)	(6.7)	15,908
of which: goodwill	20,203	20,955	(752)	(3.6)	19,241
Property, plant and equipment	42,621	45,869	(3,248)	(7.1)	45,320

The decrease in the carrying amounts of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2.4 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments by EUR 3.5 billion. The decrease is further attributable to the deconsolidation of the two subsidiaries T-Online France and T-Online Spain in the Broadband/Fixed Network business area.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2007. These tests did not result in any impairment of goodwill. On the basis of information currently available and expectations with respect to the market and competitive environment, the value for the cash generating unit T-Mobile UK also falls within the range of reasonable values.

The measurements of the cash generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The chosen planning horizon reflects the assumptions about market developments over the short to intermediate term. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions used by management to determine fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in the market and competitive environments could have an adverse effect on the value of the cash-generating units.

Additions to assets

	Third quarter of 2007			First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007[a] millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Additions to assets	1,880	2,031	(7.4)	4,991	6,672	(25.2)	13,417
Intangible assets	343	333	3.0	796	1,781	(55.3)	6,121
Property, plant and equipment	1,537	1,698	(9.5)	4,195	4,891	(14.2)	7,296

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Additions to assets in the 2007 reporting period predominantly relate to network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, investments were made in the Broadband/Fixed Network business area in the expansion of the access network, in VDSL as the foundation for Entertain, and in ADSL2+ technology.

The level of investments decreased compared with the first nine months of 2006. In the prior year, the acquisition of the gedas group and tele.ring generated goodwill totaling EUR 0.9 billion. In the Broadband/Fixed Network business area, investments in the expansion of the high-speed network have decreased after the completion of construction activities in the first cities, but remain a significant focus of investment activities.

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Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	10,747	49,561	(19,748)	5,589	(1,055)	(6)

Changes in the composition of the Group
Profit (loss) after income taxes				4,063
Unappropriated net profit (loss) carried forward			5,589	(5,589)
Dividends			(3,005)
Mandatory convertible bond	417	1,793	(71)
T-Online merger	161	631
Share buy-back/retirement	(161)	(548)
Sale of treasury shares (anniversary campaign)		(1)				1
Proceeds from the exercise of stock options		53
Actuarial gains and losses			(34)
Change in other comprehensive income (not recognized in income statement)			3		(1,258)
Recognition of other comprehensive income in income statement					(5)

Balance at Sept. 30, 2006	11,164	51,489	(17,266)	4,063	(2,318)	(5)

Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,165	(2,275)	(5)

Changes in the composition of the Group
Profit (loss) after income taxes				1,326
Unappropriated net profit (loss) carried forward			3,165	(3,165)
Dividends			(3,124)
Proceeds from the exercise of stock options		17
Actuarial gains and losses			(105)
Change in other comprehensive income (not recognized in income statement)			124		(1,746)
Recognition of other comprehensive income in income statement					(6)

Balance at Sept. 30, 2007	11,164	51,515	(16,917)	1,326	(4,027)	(5)

Deutsche Telekom First three quarters 2007  62

	Equity attributable to equity holders of the parent	Minority interests			Total[a] (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interest in share- holders’ equity) millions of €	millions of €
Balance at Jan. 1, 2006	45,088	3,408	103	3,511	48,599

Changes in the composition of the Group	0	(80)		(80)	(80)
Profit (loss) after income taxes	4,063	336		336	4,399
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,005)	(154)		(154)	(3,159)
Mandatory convertible bond	2,139			0	2,139
T-Online merger	792	(607)		(607)	185
Share buy-back/retirement	(709)			0	(709)
Sale of treasury shares (anniversary campaign)	0			0	0
Proceeds from the exercise of stock options	53			0	53
Actuarial gains and losses	(34)			0	(34)
Change in other comprehensive income (not recognized in income statement)	(1,255)	2	(22)	(20)	(1,275)
Recognition of other comprehensive income in income statement	(5)			0	(5)

Balance at Sept. 30, 2006	47,127	2,905	81	2,986	50,113

Balance at Jan. 1, 2007	46,570	2,895	205	3,100	49,670

Changes in the composition of the Group	0			0	0
Profit (loss) after income taxes	1,326	425		425	1,751
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,124)	(462)		(462)	(3,586)
Proceeds from the exercise of stock options	17			0	17
Actuarial gains and losses	(105)			0	(105)
Change in other comprehensive income (not recognized in income statement)	(1,622)	2	1	3	(1,619)
Recognition of other comprehensive income in income statement	(6)			0	(6)

Balance at Sept. 30, 2007	43,056	2,860	206	3,066	46,122

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The decrease in shareholders’ equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2006 financial year totaling EUR 3.1 billion, in addition to negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income. This was to a certain extent offset by the profit for the period.

A total of 1,881,508 treasury shares were held at September 30, 2007. Treasury shares accounted for 0.04 percent of capital stock.

Deutsche Telekom First three quarters 2007  63

Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the former T-Online International AG’s plans issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of plans, to which no more changes are being made, can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs[a] thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	10,790	24.62	149	29.78
Granted	0	—	0	—
Exercised	83	12.36	0	—
Forfeited	662	28.72	5	30.00
Outstanding at Sept. 30, 2007	10,045	24.45	144	29.77
Exercisable as of Sept. 30, 2007	10,045	24.45	144	29.77

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into shares of Deutsche Telekom when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	3,392	10.30
Granted	0	—
Exercised	0	—
Forfeited	256	10.32
Outstanding at Sept. 30, 2007	3,136	10.30
Exercisable as of Sept. 30, 2007	3,118	10.30

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T-Mobile USA (VoiceStream/ Powertel) stock option plan

The following table provides an overview of the development of total stock options issued by T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADSs) when exercised.

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2007	10,234	20.39
Granted	0	—
Exercised	1,394	9.48
Forfeited	661	26.63
Expired	0	—
Outstanding at Sept. 30, 2007	8,179	21.75
Exercisable as of Sept. 30, 2007	8,179	21.75

Magyar Telekom stock option plan

The following table provides an overview of the development of the total stock options issued by Magyar Telekom. This stock option plan expired on June 30, 2007.

	SOP 2002
	Stock options thousands	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2007	1,307	944.00
Granted	0	—
Exercised	414	944.00
Forfeited	893	944.00
Outstanding at Sept. 30, 2007	0	—
Exercisable as of Sept. 30, 2007	0	—

Mid-term incentive plan/long-term incentive plan.

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom to ensure competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2006 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

Deutsche Telekom AG MTIP

The Deutsche Telekom AG MTIP launched for 2007 became effective during the second quarter of 2007 and will remain in force until the end of 2009.

The absolute performance target will be met if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan. The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan. The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

The T-Mobile USA LTIP, launched at the beginning of 2007, became effective during the second quarter of 2007 and, similar to the LTIP for 2004 to 2006, will award customer growth and the development of the company performance.

Deutsche Telekom First three quarters 2007  65

T-Mobile UK MTIP

The T-Mobile UK MTIP launched for 2007 became effective during the second quarter of 2007 and is based on the same terms and conditions as the MTIP of Deutsche Telekom AG. In addition to the two performance targets in the plan of Deutsche Telekom AG, however, T-Mobile UK has introduced a third performance target for a defined group of participants, which is based on the cash contribution (EBITDA less payments for investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Magyar Telekom MTIP

The Magyar Telekom MTIP launched for 2007 became effective during the second quarter of 2007 and is also based on the same terms and conditions as the MTIP of Deutsche Telekom AG. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

Polska Telefonia Cyfrowa (PTC) LTIP

The bonus of PTC’s LTIP for 2007, which also became effective during the second quarter of 2007, is based on the achievement of the EBITDA target and is separately calculated for each cycle.

An expense of only EUR 10 million was recognized in the first nine months of 2007 for the MTIPs linked to the performance of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs at T-Mobile USA and PTC amounted to EUR 59 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations increased by EUR 3.9 billion to EUR 36.4 billion compared with December 31, 2006. This increase is primarily due to a rise in purchase commitments for interests in other companies as well as in purchase commitments and lease obligations. The purchase of interests in other companies relates to T-Mobile USA, which is expected to acquire the regional mobile communications provider SunCom Wireless Holdings, Inc. in the first half of 2008. The total value of the transaction, including net debt of EUR 0.5 billion, is EUR 1.7 billion. In addition, T-Mobile Netherlands has concluded a contract with France Télécom for the acquisition of the Dutch telecommunications provider, Orange Nederland. The purchase price is approximately EUR 1.3 billion. These developments were partially offset by a decrease in the present value of the payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz - PTNeuOG). The decrease in the present value is the result of the pre-payment of the annual obligation of EUR 0.8 billion and, in an offsetting effect, interest added to the present value amounting to EUR 0.3 billion.

Executive bodies.

The Supervisory Board of Deutsche Telekom appointed Mr. Thomas Sattelberger as the new Chief Human Resources Officer (CHRO) and Labor Director effective May 3, 2007. He succeeded Dr. Karl-Gerhard Eick, the Chief Financial Officer and Deputy Chairman of the Deutsche Telekom Board of Management, who took over as acting CHRO at the start of 2007 following the departure of Dr. Heinz Klinkhammer from the Board of Management at the end of 2006.

Deutsche Telekom First three quarters 2007  66

On May 3, 2007, the Deutsche Telekom AG shareholders’ meeting confirmed the appointment of the following shareholders’ representatives to the Supervisory Board:

Mr. Lawrence H. Guffey, London, Senior Managing Director, The Blackstone Group International Limited (Mr. Guffey’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

Mr. Ulrich Hocker, Düsseldorf, Manager-in-Chief of the Deutsche Schutzvereinigung für Wertpapierbesitz e. V. (Mr. Hocker’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

By order of the Bonn District Court of April 16, 2007, Ms. Sylvia Kühnast was appointed to the Supervisory Board as employees’ representative with effect from the end of the shareholders’ meeting. She succeeds Ms. Ursula Steinke, whose term in office expired at the end of the 2007 shareholders’ meeting.

Effective at the end of May 31, 2007, Mr. Lothar Pauly, Member of the Board of Management responsible for Business Customers and Production, left the Deutsche Telekom Board of Management. Dr. Karl-Gerhard Eick and Mr. Hamid Akhavan have temporarily taken over responsibility for Business Customers and Production on Deutsche Telekom’s Board of Management. Dr. Eick has assumed temporary responsibility for direct sales, business customers and billing.

On September 29, 2007, the Supervisory Board appointed Mr. Reinhard Clemens to the Board of Management effective December 1, 2007, when he will assume responsibility for the Business Customers board department and will head T-Systems. On September 29, 2007, the Supervisory Board also added its approval to that of the Board of Management for a change in the distribution of responsibilities, whereby the areas Technology, IT and Processes as well as Procurement and Infrastructure, for which Mr. Akhavan had been responsible on a temporary basis, are permanently assigned to Mr. Akhavan’s board department of T-Mobile, Product Development and Technology and IT strategy.

Significant events after the balance sheet date (September 30, 2007).

For significant events after the balance sheet date, please refer to the “Outlook” section.

Deutsche Telekom First three quarters 2007  67

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 10.4 billion in the reporting period, compared with EUR 9.3 billion in the prior-year period. The increase is primarily attributable to a cash inflow from income tax refunds of EUR 0.4 billion as compared with tax payments of EUR 1.0 billion in the first nine months of 2006. This was offset by the year-on-year increase in payments for staff-related restructuring measures.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 3.5 billion as compared with EUR 9.0 billion in the same period in the previous year. In 2007 cash inflows in the amount of EUR 0.8 billion resulted to a major extent from the sale of T-Online France and T-Online Spain , whereas in the previous year cash outflows mainly comprised outflows for the acquisition of tele.ring and gedas as well as for payments to Toll Collect totaling EUR 2.0 billion, and up-front payments in connection with the auction of U.S. mobile communications licenses as well as for the acquisition of additional shares in PTC totaling EUR 1.1 billion. The year-on-year decrease of EUR 0.6 billion for investments in intangible assets and property, plant and equipment, as well as the EUR 0.2 billion increase in proceeds from the disposal of property, plant and equipment also had a positive effect.

Net cash used in financing activities

Net cash used in financing activities increased from EUR 3.2 billion in the prior-year period to EUR 6.1 billion in the reporting period.

This change is mainly attributable to a decrease of EUR 4.0 billion in net proceeds from the issue of non-current financial liabilities, which was partially offset by a net decrease of EUR 0.9 billion in repayments of current financial liabilities. The issuance or repayment of current financial liabilities increased significantly year-on-year to EUR 28.1 billion and EUR 31.7 billion, respectively, because a large number of short-term credit lines were drawn on. The issue of financial liabilities in the first nine months of 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In the same period, a euro tranche of the 2002 global bond of EUR 2.5 billion and medium-term notes of EUR 0.6 billion and ABS liabilities of EUR 0.3 billion were repaid.

At the same time, dividend payments increased by EUR 0.5 billion compared with the same period in the prior year, attributable to an increase of EUR 0.1 billion in Deutsche Telekom AG dividend payments and a further EUR 0.1 billion in Hrvatske Telekomunikacije d.d. dividend payments, as well as the dividend payment of EUR 0.1 billion at Makedonski Telekominikacii A.D., together with the payment of 2005 and 2006 dividends by Magyar Telekom amounting to EUR 0.2 billion. No comparable payments were made in 2006.

A buyback of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG was recorded in the prior year, for which there was likewise no comparable outflow in the reporting period.

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Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the third quarters and the first nine months of 2007 and 2006 as well as the full 2006 financial year.

Segment information in the quarters

Q3 2007 Q3 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	15,693	—	15,693	1,911	34	(2,643)	(366)
	15,480	—	15,480	1,989	6	(2,598)	(154)
Mobile Communications	8,694	181	8,875	1,356	2	(1,395)	(184)
	7,979	190	8,169	1,390	4	(1,288)	1
Broadband/ Fixed Network[a]	4,712	914	5,626	947	32	(865)	(49)
	5,150	1,017	6,167	1,143	3	(921)	(2)
Business Customers[a]	2,184	733	2,917	26	1	(218)	1
	2,265	909	3,174	34	(1)	(227)	1
Group Headquarters & Shared Services[a]	103	863	966	(401)	0	(176)	(135)
	86	874	960	(584)	0	(175)	(152)
Reconciliation	—	(2,691)	(2,691)	(17)	(1)	11	1
	—	(2,990)	(2,990)	6	0	13	(2)

Segment information in the first three quarters

Q1 – Q3 2007 Q1 – Q3 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	46,721	—	46,721	5,749	50	(8,128)	(399)
	45,452	—	45,452	6,392	(11)	(7,787)	(199)
Mobile Communications	25,412	513	25,925	3,719	4	(4,287)	(191)
	23,061	539	23,600	3,528	70	(3,789)	(3)
Broadband/ Fixed Network[a]	14,409	2,704	17,113	2,852	45	(2,695)	(53)
	15,317	3,081	18,398	3,681	11	(2,835)	(16)
Business Customers[a]	6,606	2,179	8,785	104	0	(656)	0
	6,818	2,627	9,445	194	(92)	(680)	(1)
Group Headquarters & Shared Services[a]	294	2,612	2,906	(866)	2	(526)	(156)
	256	2,510	2,766	(996)	(1)	(525)	(177)
Reconciliation	—	(8,008)	(8,008)	(60)	(1)	36	1
	—	(8,757)	(8,757)	(15)	1	42	(2)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First three quarters 2007  69

Segment information for the 2006 financial year

FY 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/ Fixed Network[a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers[a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services[a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First three quarters 2007  70

Bonn, November 8, 2007

Deutsche Telekom AG Board of Management

René Obermann	Dr. Karl-Gerhard Eick	Hamid Akhavan

Timotheus Höttges	Thomas Sattelberger

Deutsche Telekom First three quarters 2007  71

Review report by the auditors.

To Deutsche Telekom AG.

We have reviewed the condensed consolidated interim financial statements—comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense and selected explanatory notes—together with the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to September 30, 2007 which are components of the quarterly financial report pursuant to § 37x (3) WpHG (Wertpapierhandelsgesetz—German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and of the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally in accordance with the International Standard on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and thus provides less assurance than an audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, November 8, 2007

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Stuttgart

(Prof. Dr. Pfitzer)	(Forst)

Wirtschaftsprüfer	Wirtschaftsprüfer

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Frankfurt am Main

(Frings)	(Menke)

Wirtschaftsprüfer	Wirtschaftsprüfer

Deutsche Telekom First three quarters 2007  72

Deutsche Telekom First three quarters 2007  73

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with similarly designated disclosures by other companies.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

For the strategic business areas and for the Group as a whole, EBITDA is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization, and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.”

EBITDA margin/ adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

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Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year periods.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA, net profit/loss and other financial measures of the Group and the strategic business areas with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The reconciliation of individual consolidated income statement items to the relevant amounts adjusted for special factors is shown in the following table. In addition, the table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

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Reconciliation of the consolidated income statement

	Q1 - Q3 2007 millions of €	Special factors in Q1 - Q3 2007 millions of €	Q1 - Q3 2007 without special factors millions of €
Net revenue	46,721		46,721
Cost of sales	(25,817)	(479)[a]	(25,338)
Gross profit (loss)	20,904	(479)	21,383

Selling expenses	(12,076)	(94)[b]	(11,982)
General and administrative expenses	(3,224)	(29)[c]	(3,195)
Other operating income	1,250	330 [d]	920
Other operating expenses	(1,105)	(394)[e]	(711)
Profit (loss) from operations (EBIT)	5,749	(666)	6,415

Profit (loss) from financial activities	(2,230)	(4)[f]	(2,226)
Profit (loss) before income taxes	3,519	(670)	4,189

Income taxes	(1,768)	(194)[g]	(1,574)
Profit (loss) after income taxes	1,751	(864)	2,615

Profit (loss) attributable to minority interests	425	5	420
Net profit	1,326	(869)	2,195
Profit (loss) from operations (EBIT)	5,749	(666)	6,415
Depreciation, amortization and impairment losses	(8,527)	(226)[h]	(8,301)
EBITDA	14,276	(440)	14,716

EBITDA margin (%)	30.6	—	31.5

Personnel costs	(10,543)	(446)[i]	(10,097)
Personnel cost ratio (%)	22.6	—	21.6

Special factors in the first three quarters of 2007.

a	Mainly expenditures for staff-related measures in the Broadband/Fixed Network business area and restructuring expenses in the Business Customers business area.
b	Mainly expenses for staff-related and other restructuring measures as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants in the Broadband/Fixed Network business area.
c	Mainly expenses for staff-related and other expenses in the Broadband/Fixed Network business area as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants.
d	Income from the sale of T-Online France and T-Online Spain in the Broadband/Fixed Network business area.
e	Reduction of goodwill at T-Mobile Netherlands relating to the subsequent utilization of tax loss carryforwards. In addition, predominantly restructuring expenses in the Business Customers business area as well as costs from the sale of Vivento business units at Group Headquarters & Shared Services.
f	Expenses from interest added back to provisions in connection with early retirement arrangements for civil servants and from interest added back to provisions for partial retirement arrangements. These were partially offset by income from the disposal of the remaining shares in Sireo at Group Headquarters & Shared Services as well as income attributable to other periods from associated companies and joint ventures accounted for using the equity method in the Broadband/Fixed Network business area.
g	Mainly tax benefits from expenses for staff-related measures. This also includes a tax benefit from the partial recognition of previously unrecognized taxes relating to loss carryforwards at T-Mobile Netherlands as well as an offsetting tax expense from the measurement of deferred tax items in response to the changes in the rates of taxation in connection with the 2008 corporate tax reform.
h	Mainly the reduction of goodwill at T-Mobile Netherlands relating to the subsequent utilization of tax loss carryforwards.
i	Expenses for staff-related measures in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services. This primarily relates to payments in connection with voluntary redundancy payments and partial retirement arrangements as well as provisions for compensation payments in connection with the collective agreement on Telekom Service. These expenses are partially offset by income from the reversal of provisions in connection with early retirement arrangements for civil servants.

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Reconciliation of the consolidated income statement

	Q1 - Q3 2006[j] millions of €	Special factors in Q1 - Q3 2006 millions of €	Q1 - Q3 2006[j] without special factors millions of €	FY 2006 without special factors millions of €
Net revenue	45,452		45,452	61,347
Cost of sales	(24,249)	(231)[k]	(24,018)	(33,355)
Gross profit (loss)	21,203	(231)	21,434	27,992

Selling expenses	(11,665)	(88)[l]	(11,577)	(15,620)
General and administrative expenses	(3,347)	(155)[m]	(3,192)	(4,423)
Other operating income	862	—	862	1,237
Other operating expenses	(661)	(44)[n]	(617)	(743)
Profit (loss) from operations (EBIT)	6,392	(518)	6,910	8,443

Profit (loss) from financial activities	(2,003)	196 [o]	(2,199)	(2,879)
Profit (loss) before income taxes	4,389	(322)	4,711	5,564

Income taxes	10	1,359 [p]	(1,349)	(1,289)
Profit (loss) after income taxes	4,399	1,037	3,362	4,275

Profit (loss) attributable to minority interests	336	—	336	425
Net profit	4,063	1,037	3,026	3,850
Profit (loss) from operations (EBIT)	6,392	(518)	6,910	8,443
Depreciation, amortization and impairment losses	(7,986)	(10)[q]	(7,976)	(10,991)
EBITDA	14,378	(508)	14,886	19,434

EBITDA margin (%)	31.6	—	32.8	31.7

Personnel costs	(10,549)	(365)[r]	(10,184)	(13,690)
Personnel cost ratio (%)	23.2	—	22.4	22.3

j	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Special factors in the first three quarters of 2006.

k	Mainly expenses incurred in prior periods as a result of recognizing customer acquisition costs in the income statement and expenses for staff-related measures in the Broadband/Fixed Network business area. In addition, staff and non staff-related restructuring expenses in the Business Customers business area.
l	Mainly expenditures for staff-related measures in the Broadband/Fixed Network business area and restructuring expenses in the Business Customers business area.
m	Expenses for staff-related measures in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services.
n	Mainly expenses resulting from the impairment loss on the goodwill of Slovak Telekom in the Broadband/Fixed Network and Mobile Communications business areas and on other restructuring measures in the Business Customers business area, as well as expenses for staff-related measures at Group Headquarters & Shared Services.
o	Income from the prior sale of Celcom/Malaysia (Group Headquarters & Shared Services).
p	Tax effects from special factors on profit before income taxes and tax expense resulting from the reversal of a reduction of deferred tax assets and tax income from the recognition of previously unrecognized deferred tax assets relating to loss carryforwards at T-Mobile USA.
q	Impairment loss on the goodwill of Slovak Telekom in the Broadband/Fixed Network and Mobile Communications business areas.
r	Expenses for staff-related measures (voluntary redundancy and severance payments as well as partial retirement arrangements), mainly in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services.

Deutsche Telekom First three quarters 2007  77

Free cash flow in the Group.

Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment are included net in the definition of free cash flow, i.e., after deducting the proceeds from disposal of intangible assets (excluding goodwill) and of property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

The prior-year comparatives shown have been adjusted accordingly.

Reconciliation of the Group’s free cash flow

	Third quarter of 2007		First three quarters of 2007
	Q3 2007 millions of €	Q3 2006 millions of €	Q1 – Q3 2007 millions of €	Q1 –Q3 2006 millions of €	FY 2006 millions of €
Cash generated from operations[a]	5,620	4,325	12,236	11,444	16,981
Interest received (paid)	(483)	(762)	(1,884)	(2,186)	(2,759)
Net cash from operating activities[a]	5,137	3,563	10,352	9,258	14,222
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,686)	(1,950)	(5,293)	(5,919)	(11,806)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	3,451	1,613	5,059	3,339	2,416
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	115	54	657	490	567
Adjustment[b]	—	—	121	—	—
Free cash flow before dividend payments	3,566	1,667	5,837	3,829	2,983

a	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. The prior-year comparatives have been adjusted accordingly.
b	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Deutsche Telekom First three quarters 2007  78

Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial instruments and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation of the Group’s gross and net debt

	Sept. 30, 2007 millions of €	Dec. 31, 2006 millions of €	Sept. 30, 2006 millions of €
Bonds	33,079	36,288	34,674
Liabilities to banks	2,934	2,348	3,188
Liabilities to non-banks from promissory notes	692	680	630
Liabilities from derivatives	896	562	504
Lease liabilities	2,161	2,293	2,274
Liabilities arising from ABS transactions	807	1,139	1,133
Other financial liabilities	401	377	98
Gross debt	40,970	43,687	42,501
Cash and cash equivalents	3,450	2,765	1,916
Available-for-sale/held-for-trading financial assets	46	122	135
Derivatives	298	359	403
Other financial assets	674	886	1,778
Net debt	36,502	39,555	38,269

Deutsche Telekom First three quarters 2007  79

Investor Relations calendar.

Financial calendar

Dates[a]
February 28, 2008	Press conference on the 2007 financial year and conference call
May 8, 2008	Report on the first quarter of 2008, Deutsche Telekom
May 15, 2008	Shareholders’ meeting of Deutsche Telekom AG, Cologne
August 7, 2008	Report on the first half of 2008, Deutsche Telekom
November 6, 2008	Report on the first three quarters of 2008, Deutsche Telekom

a	Dates not yet finalized.

Further dates are published on the Internet at www.telekom.com.

Deutsche Telekom First three quarters 2007  80

Glossary.

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Co-location room.

Co-location rooms are used for housing and operating technical equipment of telecommunications operators. A co-location room is a separate room within a switching center that can be used by Deutsche Telekom’s competitors.

Desktop services.

Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line.

Offered under the name of DSL in Deutsche Telekom’s service portfolio.

•	ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•	ADSL2+ – Successor product to ADSL for a higher data rate.

•	VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

GSM – Global System for Mobile Communications.

International digital mobile communications standard in various frequency ranges.

ICT.

Information and Communication Technology

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

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IPTV – Internet Protocol Television.

A system where a digital television service is delivered using the Internet Protocol.

ISDN - Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP - Internet Service Provider.

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

kbit – Kilobit.

Unit of data transmission speed.

1,024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

Mbit – Megabit.

Unit of data transmission speed.

1 Mbit = 1,024 kbit.

MPLS – Multiprotocol Label Switching.

MPLS is a label-based forwarding mechanism whereby so-called labels are attached to IP packets according to their priority to transmit them via a label-switched path (LSP). MPLS assigns connections with the necessary bandwidths to the data packages, for example, and gives them priority over less important data.

MVNO – Mobile Virtual Network Operator.

An MVNO appears to the customer to be a conventional mobile communications operator, the difference being, however, that an MVNO does not operate a network of its own. Instead, it simply purchases blocks of minutes and data transmission capacity from network operators and then bundles them as products for sale to consumers.

Optical fiber.

Channel for optical data transmission.

Prepay.

In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

PSTN – Public Switched Telephone Network.

Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

Deutsche Telekom First three quarters 2007  82

Resale.

Resale of products to competitors (see also Wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the GSM system.

SIM card – Subscriber Identification Module card.

Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

Triple play.

Refers to the interaction between voice and data communication and interactive media. Triple-play products are marketed under the name Entertain as part of the portfolio of the Broadband/Fixed Network business area.

UMTS – Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in various frequency spectrum bands.

VDSL.

See DSL.

VoIP - Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WLAN – Wireless Local Area Network.

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Deutsche Telekom First three quarters 2007  83

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Deutsche Telekom 1.-3. Quartal 2007  84

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone +49 (0) 228 181 49 49

Fax      +49 (0) 228 181 9 40 04

This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information

please refer to:

www.t-mobile.net

www.t-systems.com

For further information on products of Deutsche Telekom AG

www.telekom.de

Investor Relations, Bonn office

Phone +49 (0) 228 181 8 88 80

Fax     +49 (0) 228 181 8 88 99

E-mail: investor.relations@telekom.de

Investor Relations, New York office

Phone +1 212 424 2959

Phone +1 877 DT SHARE (toll-free)

Fax     +1 212 424 2977

E-mail: investor.relations@usa.telekom.de

This Interim Group Report for the first three quarters of 2007 is also available in German.

The German print version of this Interim Group Report shall prevail.

This Interim Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642.100.145 – German

KNr. 642.100.146 – English

Printed on chlorine-free bleached paper using mineral oil-free inks.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: November 9, 2007